United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Contents

A- Financial Statements	3

1- Balance Sheet	3

2- Statement of Income	5

3- Statement of Changes In Stockholders’ Equity	7

4- Statement of Changes In Financial Position	8

5- Statement of Cash Flows	9

6- Statement of Value Added	10

7- Notes to the Financial Statements at December 31, 2007 and 2006	11

7.1- Operations	11
7.2- Presentation of Financial Statements	11
7.3- Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários	11
7.4- Principles and Practices of Consolidation	11
7.5- Summary of significant Accounting Policies	12
7.6- Independent Auditors Policy	13
7.7- Acquisitions and divestments	14
7.8- Cash and Cash Equivalents	15
7.9- Accounts Receivable	15
7.10- Related Parties	15
7.11- Inventories	16
7.12- Taxes to recover or offset	16
7.13- Deferred Income Tax and Social Contribution	17
7.14- Investments — Consolidated and Parent Company	18
7.15- Intangible	19
7.16- Property, Plant and Equipment	20
7.17- Loans and Financing	20
7.18- Contingent Liabilities	23
7.19- Provision for asset retirement obligations	25
7.20- Pension Plan	25
7.21- Paid-up Capital	28

7.22- Resources linked to future mandatory conversion in shares	29
7.23- ADR Program — American Depositary Receipts	29
7.24- Treasury Stock	30
7.25- Remuneration of Stockholders	30
7.26- Financial Results	31
7.27- Financial Instruments — Derivatives	32
7.28- Selling, Administrative, Other Operating Expenses and Non Operating Income	36
7.29- Concessions, Subconcessions and Leases	36
7.30- Effects on the Statements if Price-Level Restatement were Applied (unaudited)	38
7.31- Insurance	39
7.32- Profit Sharing Plan	39
7.33- Information by segment	39
7.34- Social Report	42

8- Attachment I — Statement of Investments in Subsidiaries and Jointly — Ontrolled Companies	43

9- Report of the Independent Accountants	44

10- Opinion of the Fiscal Council on the Annual Report and Financial Statements at December 31, 2007	44

11- Opinion of the Board of Directors on the Annual Report and Financial Statements at December 31, 2007	47

B- Additional Information	48

12- Cash Generation (unaudited)	48

13- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers	49

A- Financial Statements
(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
1- Balance Sheet

Years ended December, 31	In millions of reais

		Consolidated		Parent Company
	Notes	2007	2006	2007	2006
Assets
Current assets
Cash and cash equivalents	7.8	2,128	9,778	120	203
Accounts receivable from customers	7.9	7,136	7,892	2,379	4,912
Related parties	7.10	36	61	1,580	1,056
Inventories	7.11	7,258	6,369	1,932	1,105
Taxes to recover or offset	7.12	2,230	1,003	792	463
Deferred income tax and social contribution	7.13	1,084	885	611	404
Others		1,281	1,181	479	379

		21,153	27,169	7,893	8,522

Non-current assets
Long-term receivables
Related parties	7.10	5	11	3,413	381
Loans and financing	7.17	226	234	115	110
Deferred income tax and social contribution	7.13	482	2,759	237	481
Judicial deposits	7.18	864	841	776	506
Taxes to recover or offset	7.12	500	809	193	220
Advances to energy suppliers		1,016	945	—	—
Provisions for derivatives	7.27	1,191	106	1,064	51
Prepaid expenses		459	811	—	116
Others		219	175	107	21

		4,962	6,691	5,905	1,886

Investments	7.14	1,869	1,856	62,738	54,572
Intangibles	7.15	12,834	9,532	12,143	9,507
Property, plant and equipment	7.16	91,959	77,611	28,097	25,665
Deferred charges		122	150	—	—

		106,784	89,149	102,978	89,744

		132,899	123,009	116,776	100,152

Years ended December 31	In millions of reais
		Consolidated		Parent Company
	Notes	2007	2006	2007	2006
Liabilities, and stockholders’ equity
Current liabilities
Short-term debt	7.17	1,007	2,035	297	1,511
Current portion of long-term debt	7.17	2,354	1,626	1,483	515
Payable to suppliers and contractors		4,294	5,164	1,927	1,690
Related parties	7.10	15	30	6,702	4,502
Payroll and related charges		1,344	1,001	776	494
Pension Plan	7.20	232	230	78	78
Proposed dividends and interest on stockholders’ equity		4,752	3,189	4,752	3,189
Provision for income tax		2,222	1,946	—	—
Taxes, contributions and royalties		586	285	50	79
Provisions for derivatives	7.27	613	—	47	—
Ferrovia Norte Sul subconcession		372	—	—	—
Others		1,556	1,138	500	426

		19,347	16,644	16,612	12,484

Non-current liabilities

Long-term debt	7.17	32,445	46,004	8,643	26,013
Related parties	7.10	—	1	29,466	18,956
Provisions for contingencies	7.18	3,189	2,363	1,979	1,508
Deferred income tax and social contribution	7.13	8,073	4,319	—	—
Pension Plan	7.20	3,808	4,118	590	569
Provision for asset retirement obligations	7.19	1,649	1,476	743	619
Provisions for derivatives	7.27	9	1,566	—	69
Ferrovia Norte Sul subconcession		372	—	—	—
Others		2,201	1,412	1,713	836

		51,746	61,259	43,134	48,570

Deferred income		93	7	—	—

Minority interest		4,683	6,001	—	—

Stockholders’ equity
Paid-up capital	7.21	28,000	19,492	28,000	19,492
Revenue reserves		25,966	19,606	25,966	19,606
Resources linked to the future mandatory conversion in shares	7.22	3,064	—	3,064	—

		57,030	39,098	57,030	39,098

		132,899	123,009	116,776	100,152

The notes and attachment I are an integral part of the financial statements

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
2- Statement of Income

Years ended December 31	In millions of reais
	Consolidated						Parent Company
		Quarter (Unaudited)			Accumulated		Accumulated
	Notes	4Q/07	3Q/07	4Q/06	2007	2006	2007	2006
Operating revenues
Ore and metals		12,935	13,231	13,961	55,332	36,135	20,698	17,817
Transport services		843	894	849	3,497	3,405	1,939	1,864
Sales of aluminum-related products		1,247	1,358	1,496	5,529	5,533	278	102
Sales of steel products		265	318	333	1,248	1,478	—	—
Other products and services		231	236	53	779	195	114	91

		15,521	16,037	16,692	66,385	46,746	23,029	19,874
Value Added taxes		(436)	(417)	(370)	(1,621)	(1,454)	(1,213)	(1,051)

Net operating revenues		15,085	15,620	16,322	64,764	45,292	21,816	18,823

Cost of products and services
Ores and metals		(6,271)	(5,409)	(5,872)	(22,814)	(14,578)	(11,944)	(9,776)
Transport services		(538)	(520)	(441)	(2,146)	(1,770)	(769)	(718)
Aluminum-related products		(853)	(785)	(829)	(3,246)	(3,013)	(192)	(75)
Steel products		(277)	(310)	(310)	(1,199)	(1,231)	—	—
Other products and services		(221)	(243)	(72)	(679)	(164)	(41)	(62)

		(8,160)	(7,267)	(7,524)	(30,084)	(20,756)	(12,946)	(10,631)

Gross profit		6,925	8,353	8,798	34,680	24,536	8,870	8,192

Gross margin		45.9%	53.5%	53.9%	53.5%	54.2%	40.7%	43.5%

Operating expenses
Selling and Administrative	7.28	(799)	(581)	(602)	(2,550)	(1,952)	(1,159)	(881)
Research and development		(462)	(391)	(375)	(1,397)	(1,042)	(767)	(590)
Other operating expenses	7.28	(608)	(396)	(741)	(1,418)	(1,453)	(493)	(856)

		(1,869)	(1,368)	(1,718)	(5,365)	(4,447)	(2,419)	(2,327)

Operating profit before financial results and results of equity investments		5,056	6,985	7,080	29,315	20,089	6,451	5,865

Years ended December 31	In millions of reais
	Consolidated						Parent Company
		Quarter (Unaudited)			Accumulated		Accumulated
	Notes	4Q/07	3Q/07	4Q/06	2007	2006	2007	2006
Results of equity investments
Gain on investments accounted for by the equity method	7.14	46	44	118	143	389	22,483	10,708
Provision for losses		—	—	—	—	—	25	(60)
Exchange variation in stockholders ´equity and goodwill of companies abroad		(22)	(17)	—	(112)	(25)	(8,625)	(760)

		24	27	118	31	364	13,883	9,888
Amortization of goodwill	7.14	(333)	(344)	(262)	(1,304)	(563)	(1,304)	(563)
Exchange variation in goodwill of companies abroad		(265)	(326)	—	(1,132)	—	(1,132)	—

		(574)	(643)	(144)	(2,405)	(199)	11,447	9,325

Financial results, net	7.26	395	138	(771)	277	(1,745)	3,320	(1,065)

Non-operating income	7.28	—	197	(1,006)	1,458	(215)	1,300	278

Income before income tax and social contribution		4,877	6,677	5,159	28,645	17,930	22,518	14,403

Income tax and social contribution	7.13	(183)	(1,633)	(1,420)	(7,085)	(3,390)	(2,512)	(972)

Income before minority interests		4,694	5,044	3,739	21,560	14,540	20,006	13,431

Minority interest		(284)	(385)	(371)	(1,554)	(1,109)	—	—

Net income for the period		4,410	4,659	3,368	20,006	13,431	20,006	13,431

Number of shares outstanding at the end of the period (in thousands)		4,832,391	4,832,391	4,832,388	4,832,391	4,832,388	4,832,391	4,832,388

Net earnings per share outstanding at the end of the period (R$)		0.91	0.96	0.70	4.14	2.78	4.14	2.78

The notes and attachment I are an integral part of the financial statements

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
3- Statement of Changes in Stockholders’ Equity

Years ended December 31						In millions of reais
		Revenue reserves						Resources linked to
		Expansion/	Treasury	Unrealized		Fiscal		mandatory conversion in
	Paid-up capital	Investments	stock	income	Legal	incentives	Retained earnings	shares	Total
December 31, 2005	14,000	8,463	(131)	237	1,400	83	—	—	24,052

Capital Increase	5,492	—	—	—	—	—	—	—	5,492

Net income for the year	—	—	—	—	—	—	13,431	—	13,431

Realization of reserves	—	—	—	(114)	—	—	114	—	—

Treasury stock	—	—	(659)	—	—	—	—	—	(659)

Interim dividends	—	—	—	—	—	—	(29)	—	(29)

Stockholder’s remuneration payed	—	—	—	—	—	—	(3,189)	—	(3,189)

Appropriation to revenue reserves	—	9,645	—	—	672	10	(10,327)	—	—

December 31, 2006	19,492	18,108	(790)	123	2,072	93	—	—	39,098

Net income for the period	—	—	—	—	—	—	20,006	—	20,006

Capitalization of reserves	8,508	(7,673)	—	—	(752)	(83)	—	—	—

Resources linked to mandatory conversion in shares	—	—	—	—	—	—	—	3,064	3,064

Interim dividends	—	(371)	—	—	—	—	(15)	—	(386)

Stockholder’s remuneration proposed	—	—	—	—	—	—	(4,752)	—	(4,752)

Appropriation to revenue reserves	—	14,220	—	(62)	1,000	81	(15,239)	—	—

December 31, 2007	28,000	24,284	(790)	61	2,320	91	—	3,064	57,030

The notes and attachment I are an integral part of the financial statements

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
4- Statement of Changes in Financial Position

Years ended December 31	In millions of reais
	Consolidated		Parent Company
	2007	2006	2007	2006
Funds were provided by:
Net income for the year	20,006	13,431	20,006	13,431
Amounts that do not affect working capital:
Results of equity investments	2,405	199	(11,447)	(9,325)
Dividends/interest on stockholders’ equity	134	140	2,775	2,454
Depreciation, amortization and depletion	4,119	2,203	1,432	1,080
Long term deferred income tax and social contribution	7,303	61	244	(69)
Investments sales	1,500	1,489	1,432	770
Results on sale of assets	(1,458)	(1,212)	(1,300)	(278)
Net monetary and exchange rate variations on long-term assets and liabilities	(6,468)	(484)	(5,625)	(565)
Disposal of property, plant and equipment	349	284	536	118
Amortization of goodwill in the cost of products sold	51	327	51	327
Net unrealized derivative losses	(1,715)	316	(1,551)	(13)
Minority interest	1,554	1,109	—	—
Others	240	13	324	(348)

Total funds from operations	28,020	17,876	6,877	7,582

Loans to related parties, transferred to current assets	20	12	46	45
Loans and financing obtained	19,281	49,388	1,983	38,035
Loans from related parties	—	31	16,534	14,840
Others	1,570	673	1,646	511

Total funds provided	48,891	67,980	27,086	61,013

Funds were used for:
Long-term debt transferred to current liabilities	24,802	15,860	19,495	15,025
Related parties	6	382	82	92
Additions to property, plant and equipment	25,429	9,433	4,526	6,099
Additions to Investments	492	315	2,314	34,647
Dividends/interest on stockholders’ equity	5,138	3,218	5,138	3,218
Guarantees and deposits	254	190	202	129
Advances to energy suppliers	71	217	—	—
Others	1,340	507	86	910

Total funds used	57,532	30,122	31,843	60,120

Increase (decrease) in working capital	(8,641)	37,858	(4,757)	893

Changes in working capital are as follows:

Initial working capital of new consolidated investments	78	28,237	—	—
Current assets:
At the end of the year	21,153	27,169	7,893	8,522
At the beginning of the year	27,169	12,571	8,522	5,206

	(6,016)	14,598	(629)	3,316

Current liabilities:
At the end of the year	19,347	16,644	16,612	12,484
At the beginning of the year	16,644	11,667	12,484	10,061

	2,703	4,977	4,128	2,423

Increase (decrease) in working capital	(8,641)	37,858	(4,757)	893

The notes and attachment I are an integral part of the financial statements

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
5- Statement of Cash Flows

Years ended December 31	In millions of reais
				Consolidated		Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
	4Q/07	3Q/07	4Q/06	2007	2006	2007	2006
Cash flows from operating activities:
Net income for the period	4,410	4,659	3,368	20,006	13,431	20,006	13,431
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	574	644	144	2,405	199	(11,447)	(9,325)
Sale of assets	—	(197)	(421)	(1,458)	(1,212)	(1,300)	(278)
Depreciation, amortization and depletion	1,300	999	827	4,119	2,203	1,432	1,080
Deferred income tax and social contribution	(505)	(493)	81	(1,831)	(158)	37	(139)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	(2,008)	(1,773)	80	(5,153)	(193)	(6,330)	(385)
Minority interest	284	385	371	1,554	1,109	—	—
Disposal of property, plant and equipment	203	22	162	349	284	536	118
Amortization of goodwill in the cost of products sold	—	—	47	51	327	51	327
Net unrealized losses (gains) on derivatives	(606)	(643)	214	(1,715)	315	(1,551)	(13)
Dividends/interest on stockholders’ equity received	75	13	4	134	140	1,962	2,134
Others	(50)	102	80	229	(57)	643	38

	3,677	3,718	4,957	18,690	16,388	4,039	6,988

Decrease (increase) in assets:
Accounts receivable	349	1,268	264	1,359	(821)	(500)	(2,877)
Inventories	(475)	(602)	(1)	(1,397)	(470)	(690)	159
Advances to energy suppliers	46	17	(17)	(71)	(217)	—	—
Others	513	292	(441)	348	(868)	53	(346)

	433	975	(195)	239	(2,376)	(1,137)	(3,064)

Increase (decrease) in liabilities:
Suppliers and contractors	559	194	230	1,358	(130)	238	(78)
Payroll and related charges	165	226	(159)	223	(183)	281	70
Taxes and contributions	(1,084)	1,100	(212)	242	122	(29)	(11)
Others	(50)	(661)	242	(405)	108	997	(269)

	(410)	859	101	1,418	(83)	1,487	(288)

Net cash provided by operating activities	3,700	5,552	4,863	20,347	13,929	4,389	3,636

Cash flows from investing activities:
Loans and advances receivable	(39)	6	(261)	32	(322)	281	155
Guarantees and deposits	(87)	(28)	87	(254)	(190)	(202)	(129)
Additions to investments	(362)	(32)	(80)	(492)	(315)	(2,314)	(34,647)
Additions to property, plant and equipment	(4,681)	(3,050)	(4,191)	(13,159)	(10,102)	(4,505)	(6,144)
Proceeds from disposal of property, plant and equipment/investments	—	198	608	1,500	1,670	1,432	888

Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash of subsidiary	—	—	(28,211)	(6,404)	(28,237)	—	2

Net cash used in investing activities	(5,169)	(2,906)	(32,048)	(18,777)	(37,496)	(5,308)	(39,875)

Cash flows from (used in) financing activities:
Short-term debt additions	3,973	1,070	2,767	9,959	11,475	5,305	7,053
Short-term debt repayments	(3,549)	(975)	(1,828)	(10,532)	(10,004)	(1,637)	(5,638)
Long-term debt	1,210	159	45,855	15,681	49,419	18,517	52,783
Issue of convertible notes, in common shares	—	—	—	2,481	—	—	—
Issue of convertible notes, in preferred shares	—	—	—	1,119	—	—	—
Repayments:
Related parties	—	—	—	—	—	(82)	—
Financial institutions	(250)	(1,675)	(14,949)	(23,046)	(16,615)	(17,693)	(14,449)
Interest on stockholders’ equity paid to stockholders and dividends	(2,664)	—	(1,462)	(4,882)	(2,974)	(3,574)	(2,779)
Treasury stock	—	—	—	—	(659)	—	(659)

Net cash provided by (used in) financing activities	(1,280)	(1,421)	30,383	(9,220)	30,642	836	36,311

Increase (decrease) in cash and cash equivalents	(2,749)	1,225	3,198	(7,650)	7,075	(83)	72
Cash and cash equivalents, beginning of the period	4,877	3,652	6,580	9,778	2,703	203	131

Cash and cash equivalents, end of the period	2,128	4,877	9,778	2,128	9,778	120	203

Cash paid during the period for:
Short-term interest	(18)	(23)	(14)	(143)	(41)	(102)	(18)
Long-term interest	(649)	(623)	(562)	(2,505)	(1,271)	(2,490)	(903)
Income tax and social contribution	(867)	(986)	(151)	(5,724)	(1,264)	(2,219)	(912)

Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	145	7	(7)	(113)	(38)	(12)	(46)
Transfer of advance for future capital increase to investments	—	—	—	—	—	(105)	(282)
The notes and attachment I are an integral part of the financial statements

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
6- Statement of Value Added

Years ended December 31	In millions of reais
	Consolidated				Parent Company
	2007	%	2006	%	2007	%	2006	%
Generation of Value Added

Gross revenue	66,385	100	46,746	100	23,029	100	19,874	100

Less: Acquisition of products	(4,890)	(7)	(3,308)	(7)	(2,958)	(13)	(1,901)	(10)
Outsourced services	(5,236)	(8)	(4,556)	(10)	(3,024)	(13)	(2,925)	(15)
Materials	(4,833)	(7)	(3,524)	(8)	(2,145)	(9)	(1,945)	(10)
Fuel oil and gas	(3,115)	(5)	(2,361)	(5)	(1,183)	(5)	(951)	(5)
Research and development, selling and administrative	(2,031)	(3)	(1,642)	(4)	(850)	(4)	(669)	(3)
Other costs and expenses	(4,011)	(6)	(3,672)	(8)	(191)	(1)	(962)	(5)

Gross Value Added	42,269	64	27,683	58	12,678	55	10,521	52

Depreciation, amortization and depletion	(4,170)	(6)	(2,530)	(5)	(1,483)	(6)	(1,407)	(7)

Net Value Added	38,099	58	25,153	53	11,195	49	9,114	45

Received from third parties

Financial revenue (a)	4,517	7	701	1	4,177	18	470	2
Equity results	(2,405)	(4)	(199)	—	11,447	50	9,325	47

Non operating results	40,211	61	25,655	54	26,819	117	18,909	94

Total Value Added to be distributed
Employees	5,021	12	3,311	13	1,596	6	1,397	7
Government	9,678	24	5,693	22	4,571	17	2,799	15
Third parties’ capital (interest and monetary and exchange variances, net) (b)	3,952	10	2,111	8	646	2	1,282	7
Stockholders’ remuneration	5,138	13	3,218	13	5,138	19	3,218	17
Minority interest	1,554	4	1,109	4	—	—	—	—
Retained earnings	14,868	37	10,213	40	14,868	56	10,213	54

Total Value added distributed	40,211	100	25,655	100	26,819	100	18,909	100

The notes and attachment I are an integral part of the financial statements
(a) Includes monetary and exchange rate variation losses from assets;
(b) Includes monetary and exchange rate variations gains from liabilities.

(A free translation of the original in Portuguese relating to the Financial Statements prepared in accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
7- Notes to the Financial Statements at December 31, 2007 and 2006
Expressed In million of reais
7.1- Operations
Companhia Vale do Rio Doce (Vale) is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, operates in iron ore and pellets, nickel, copper, precious metals, cobalt (by product), manganese and ferroalloys, kaolin, coal, steel, aluminum-related products and logistics.
7.2- Presentation of Financial Statements
The Financial Statements have been prepared in accordance with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission) and also in the cases that there is no conflict according to the International Accounting Practices.
As part of the Financial statements, the Company present as additional information the calculation of the earnings before financing results, equity results, income tax and social contribution, depreciation and amortization – EBITDA.
Although the EBITDA, as defined before, does not offer valuation for operational cash flow for Brazilian accounting principles, is often used by financial analysts on valuation of our business and Management uses this indicator to measure our operational performance.
Some figures related to the Financial Statements as of 2006 were reclassified to improve the comparability.
7.3- Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários
On December 28, 2007 was enacted the Law 11.638/07 that changes the Corporate Law mainly related to accounting aspects, with the aim to align the Brazilian accounting rules with the international accounting rules, and also give Brazilian Securities Commission — CVM the power/duty to issue rules to the public companies in accordance with international standards issued by International Accounting Standards Board.
The main changes included in the new Law from 2008 onwards were: replacement of the Statement of Changes in Financial Position (DOAR) by the Statement of Cash Flow, inclusion of the Statement of Value Added (DVA), requirement for the Company to periodically analyze the recoverability of the amounts booked at permanent, intangible and deferred assets, adjustment to market value of financial instruments and others, practices already substantially adopted by the Company.
CVM intends to conclude by the end of 2008, the entire regulatory process for items amended in the Law. The convergence of International Accounting Standards still depends of regulatory process to be develop by CVM. As a result of this regulatory process CVM issued on 01/29/08 the Deliberation CVM No 534, which approved the Technical Decision CPC 02, that settles the effects of changes in exchange rates and conversion of Financial Statements.
The company believes that the main effects of International Rules on our Financial Statements will be the accounting treatment of goodwill amortization on acquired companies (effect in 2007 of R$1,304 of expense) and the treatment of exchange rate on the investments abroad (effect in 2007 of R$2,469 of expense), as well as the tax effect.
7.4- Principles and Practices of Consolidation
(a)	The consolidated Financial Statements show the balances of assets and liabilities on 12/31/07 and 12/31/06 and the operations of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies;

(b)	Intercompany balances and the Parent Company’s investments in its direct and indirect subsidiaries and jointly-controlled companies were eliminated in the consolidation. Minority interest is shown separately on the balance sheet and statement of income;

(c)	In the case of investments in companies in which the control is shared with other stockholders, the components of assets and liabilities and revenues and expenses are included in the consolidated financial statements in proportion to the participation of the Parent Company in the capital of each investee;

(d)	The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I; and

(e)	The investments in hydroelectric projects are made via consortium contracts under which the company has an undivided interest in assets and are liable for its proportionate share of liabilities and expenses, which are based on the proportionate share of power output. The company has not joint liability for any obligations, and all the recorded costs, income, assets and liabilities relate to the entities within the group. Since there is no separate legal entity for the project, there are no separate financial statements, income tax return, net income or shareholders’ equity. Brazilian corporate law explicitly provides that no separate legal entity exists as a result of a consortium contract, and the company ´s external legal counsel has confirmed this conclusion. So, the company recognizes its proportionate share of costs and its undivided interest in assets relating to hydroelectric projects.
7.5- Summary of significant Accounting Policies
(a)	The Company adopts the accrual basis of accounting;

(b)	The preparation of financial statements requires management to make estimates to record some assets, liabilities and transactions. As a result, the financial statements of the Company include some estimates for useful lives of property, plant and equipment, provisions necessary for assets, contingent liabilities, operational provisions and other similar evaluations. Actual results could differ from those estimates;

(c)	The information presented to the management with the performance of each segment is usually derived on the accounting records, with some relocation between segments. We analyze the information by segment as follows:
•	Ferrous products — comprise iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

•	Non-ferrous – comprise the production of non-ferrous minerals, including potash, kaolin, copper and nickel (co-products and by-products).

•	Logistics – comprise our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

•	Holdings – divided into the following sub-groups:
•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Other — comprises our investments in joint ventures and affiliates engaged in other business.
(d)	Assets and liabilities that are realizable or due more than 12 months after the financial statements date are classified as non-current;

(e)	Revenues are recognized in the results when all the risks and benefits of the product or service are transferred to the customer. The income is not recognized when there is significant uncertainty of its realization;

(f)	The accounts receivable are recorded and stated in the balance sheet by the nominal value increased by monetary or exchange variations, when applicable, reduced by provisions to cover extraordinary loss on its realization;

The allowance for doubtful accounts is set up at in amount considered sufficient by the management to cover eventual loss on the realization of these credits. The estimated value of the allowance for doubtful accounts can be modified based on the expectation of the management about the possibility to recover the amounts or changes in the financial situation of the customers;

(g)	Marketable securities, classified as cash and cash equivalents are represented by less than 90 days applications and are stated at cost plus accrued income earned to the financial statements date, limited to the market value;

(h)	Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or realizable value;

(i)	Assets and liabilities in foreign currencies are translated at exchange rates in effect at the financial statements date, being US$1.00 equivalent to R$1.7713 at 12/31/07 (US$1.00 equivalent to R$2.1380 at 12/31/06) and those in local currency, when applicable, are restated based on contractual indices;

(j)	Amounts given in advance to Centrais Elétricas do Norte do Brasil S.A. – Eletronorte, due to long term contract to supply of energy, are classified as “Advances to energy suppliers”, in long-term receivables;

(k)	Investments in subsidiaries, jointly-controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders’ equity of the investees, and when applicable, increased/decreased by goodwill/negative goodwill to be amortized and provision for losses. Other investments are booked at acquisition costs and deducted when applicable of provisions for losses. At consolidated, the exchange rate effect over stockholders equity from investees abroad is classified as monetary and exchange rate variation included as financial results, net;

(l)	Property, plant and equipment, including interest incurred during the construction period, are recorded at historical cost (the assets acquired in Brazil are also increased by monetary restatement up to 1995) and depreciated on the straight-line method, based on the estimated useful lives of the assets. Depletion of mineral reserves is based on the ratio between effective production and the total probable and proven reserves.

The company revised the accounting value of the long-term assets used in their operations at least annually or in a period shorter than this every time there is an event in the circumstances that may indicate that the value of an asset or a group of assets maybe not be recovered.

If the discounted future cash flow of an asset or a group of assets indicate that its recoverability may not be possible, the company adjusts the accounting value of this asset by recording a loss in the amount that exceed the probably recovered amount. The probably recovered amount is based on the higher value between (a) the estimated value of the assets less the estimate costs to sell it and (b) the use value based on the present value of the future cash flows on the cash generation unit in which the asset is included.

(m)	Research and development costs are incurred as operational expenses until the proof of its economical feasibility to exploit commercially a mine. After this proof, the costs are capitalized cost of developing the mine;

(n)	During the development of a mine, stripping costs registered are capitalized as part of developing costs. Post-production stripping costs are recorded as production costs;

(o)	Intangibles are recorded at acquisition cost, deducted by accumulated amortization and provisions for losses if applicable. They refers basically to goodwill on acquisitions based on expectation of future profitability of Vale Inco, Caemi, MBR and Vale Australia;

(p)	The assets and liabilities of deferred taxes are based: (a) on the temporary differences between the accounting value and the fiscal bases of our assets and liabilities; (b) the tax loss of income tax; (c) on the negative basis on the calculation of social contribution, based on the assumption of future taxable profits. If the Company generate futures loss, or if it is not able to generate future profit, or if there is a significant change in the effective tax rates or in the necessary time to these deferred taxes been deductible or taxable, the management may considered to be necessary to constitute a provison for losses of these deferred assets;

(q)	The derivatives contracts used to manage the associated risks on the variation of exchange rates, interest rates and are commodities prices recorded on the accrual basis of accounting and the gain and loss are recorded in financial income or expenses and exchange variation;

(r)	The Company follows the accounting practices laid down by Deliberation CVM 371/00 related to the recognition of liabilities and results from actuarial valuation of employees ´ pension plan;

(s)	The expenditures of the environmental impact caused by the activities of the Company are booked as asset retirement obligations;

(t)	The financial statements of the Parent Company reflect the Board of Directors’ proposal for appropriation of the net income for the year, on the assumption of the approval of the Annual General Meeting of Stockholders’; and

(u)	The approval of the Financial Statements by the Executive Ofiicers was on 02/25/08. There were no events subsequent to the Balance Sheet date that should be reported.
7.6- Independent Auditors Policy
The Company developed and formalized internal rules and procedures of pre-approval of the services contracted with its external auditors, for the purpose avoiding the conflict of interest, loss of independence or objective of its independent external auditors.
The policy concerning independent auditors in relation to non-audit services is based on the maintenance of their independence. According to best practices of corporate governance, all services rendered by independent auditors are pre-approved by the Fiscal Council.
According to CVM rule 381/2003, the services contracted with the prsent auditors of the Company, Deloitte Touche Tohmatsu Auditores Independentes, during 2007 to Vale and its direct and indirect subsidiaries and its jointly-controlled companies were as follows:

2007
Audit Fees	1.5

Audit — Related Fees	0.1

Rewiew of DIPJ (Income tax return)	1.3

Other	0.2

Total Fees	3.1

7.7- Acquisitions and divestments
(a)	In October 2007 the Company won the auction for commercial exploitation of a 720 km stretch of the North-South railroad (FNS), during 30 years, running from Açailândia, state of Maranhão, to Palmas, state of Tocantins in the amount of R$1,478. The amount of R$ 739 was already paid, which represents 50% of the sub concession. The second installment, equal to 25% of the amount is scheduled to be paid in December 2008, while the last installment shall be paid at the time of the completion of the last part of the railroad, increased by IGP-DI until the payment date;

(b)	In July 2007, the Company sold its participation of 1.8% of the ordinary shares of Lion Ore Mining International Ltd. (Lion Ore), held by its subsidiary Vale Inco for R$197 with a gain of R$153;

(c)	In June 2007, the Company sold through a primary and secondary public offering 25,213,664 common shares of Log-In Logística Intermodal S/A. (Log-In), representing 57.84% of total capital, for R$347 with a gain on sale of R$301 and gain on capital of R$116. In July the company sold 5.1% additional stake for R$44 with a gain of R$38. Currently the Company holds 31.27% of total capital of this entity, which is recognized as an equity investee, since June 2007.

(d)	In May 2007, the Company sold in a public offering 13,802,499 Usiminas shares not subject to the shareholders’ agreement and received total proceeds of R$1,475 generating a gain of R$839. The Company retained 6,608,608 shares which are bound by the current shareholders agreement of Usiminas.

(e)	In May 2007, the Company acquired 6.25% of EBM for R$467. On this occasion an agreement was entered into that grants us, during the next 30 years, the control of MBR, including the right to dividends. In exchange, Vale will pay a total of US$ 61 for the year of 2007 and 29 annual amounts of US$ 48 from 2008 onwards.

(f)	In April 2007, Vale acquired 100% of Vale Australia (formerly denominated AMCI Holdings Australia Pty – AMCI), a private company held in Australia, which operates and controls coal assets through joint ventures, for R$1,328.

(g)	In March 2007, Vale acquired the remaining 18% interest in Ferro Gusa held by Nucor do Brasil S.A. for R$41. As a result Vale now owns 100% of Ferro Gusa’s shares;

(h)	In January 2007, the Company finalized the process of acquisition of Inco with the acquisition of the additional participation of 12.27% for R$4 billion. The total acquisition reached the amount of R$36 billion. The special meeting of shareholders of Inco, approved the amalgamation of Inco with Itabira Canada Inc. (Itabira Canadá), a wholly owned indirect subsidiary of the Company. Pursuant to the amalgamation, Inco became a wholly owned subsidiary and change its name to “CVRD Inco Limited” (actually Vale Inco).
     To improve comparability the company presents, the consolidated statement of income as if the acquisition had been made at the beginning of 2006.
Summarized Consolidated Statement of Income of Vale and Vale Inco (unaudited)

	Accumulated
	2006
	VALE	INCO	Total
Net operating revenues	45,291	11,694	56,985

Cost of products and services	(20,756)	(7,022)	(27,778)

Gross profit	24,535	4,672	29,207

Operating expenses	(4,446)	(787)	(5,233)

Operating profit before financial results and results of equity investments	20,089	3,885	23,974

Results of equity investments	(199)	(557)	(756)
Financial results, net	(1,745)	(1,687)	(3,432)
Non-operating income	(215)	316	101

Income before income tax and social contribution	17,930	1,957	19,887
Income tax and social contribution	(3,390)	(725)	(4,115)

Income before minority interests	14,540	1,232	15,772
Minority interest	(1,109)	(35)	(1,144)

Net income for the period	13,431	1,197	14,628

7.8- Cash and Cash Equivalents

	Consolidated		Parent Company
	2007	2006	2007	2006
Cash and bank accounts	795	3,404	71	68

Marketable securities linked to the interbank deposit certificate rate	343	645	49	135
Time deposits / Overnight	990	5,729	—	—

	2,128	9,778	120	203

7.9- Accounts Receivable

	Consolidated		Parent Company
	2007	2006	2007	2006
Domestic	1,162	1,793	1,166	994
Export	6,173	6,258	1,293	4,006

	7,335	8,051	2,459	5,000

Allowance for doubtful accounts	(181)	(123)	(64)	(55)
Allowance for ore weight credits	(18)	(36)	(16)	(33)

	7,136	7,892	2,379	4,912

No individual client was responsible for more than 10% of total revenues.
7.10- Related Parties
Non eliminated related parties operations, derived from sales and purchases of products and services or from loans under normal market conditions as follows:

	Assets				Liabilities
	2007		2006		2007		2006
	Customers	Related party	Customers	Related party	Suppliers	Related party	Suppliers	Related party

Companhia Nipo-Brasileira de Pelotização — NIBRASCO	60	10	73	10	26	—	40	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	45	6	60	1	40	—	51	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	46	—	53	—	43	—	16	3
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	21	1	42	—	12	—	10	3
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	52	9	62	52	—	—	1	—
Samarco Mineração S.A.	4	5	5	—	—	—	—	—
MRS Logistica S.A.	2	—	—	—	30	—	9	15
Baovale Mineração S.A.	14	—	1	—	36	—	25	—
Mitsui & Co., Ltd	—	—	—	—	37	—	39	—
Mineração Rio do Norte S.A.	—	—	—	—	30	—	27	—
Minas da Serra Geral S.A.	—	—	—	—	10	3	10	5
Taiwan Nickel Refining Corporation	—	—	774	—	—	—	—	—
Korea Nickel Corporation	16	—	120	—	—	—	—	—
Others	37	10	11	9	10	12	10	5

Total	297	41	1,201	72	274	15	238	31

Registered as:
Current	297	36	1,201	61	274	15	238	30
Non-current	—	5	—	11	—	—	—	1

	297	41	1,201	72	274	15	238	31

The principal results arising from commercial and financial transactions carried out by the Parent Company with related parties, classified in the statement of income as revenue and costs of sales and services and financial income and expenses, are as follows:

	Income		Expense / Cost
	2007	2006	2007	2006
Baovale Mineração S.A.	—	—	16	15
Gulf Industrial Investment Co.-GIIC (*)	—	80	—	3
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	216	216	327	332
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	203	192	292	119
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	197	224	331	383
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	334	350	540	548
Mineração Rio do Norte S.A.	—	—	271	280
MRS Logística S.A.	2	18	674	693
Samarco Mineração S.A.	112	81	—	—
Usinas Siderúrgicas de Minas Gerais — USIMINAS	886	912	—	—
Other	15	19	34	41

	1,965	2,092	2,485	2,414

Additionally the Company has balances with Mitsui & Co, Bradesco, Banco Nacional de Desenvolvimento Social and, BNDES Participações in the amounts of R$23, R$5,566, R$418 and, R$666 in December 31, 2007 related to loans received at market interest conditions, with maturity at November, 2013. This amounts are booked at loans and financing, as described in note 7.17.
The Company also has cash equivalents with Bradesco in the amount of R$32 in 2007.

(*)	Company sold in May 2006.
7.11- Inventories

	Consolidated		Parent Company
	2007	2006	2007	2006
Finished products
. Nickel, co-products and sub products Inco	3,209	2,793	—	—
. Iron ore and pellets	1,110	765	967	388
. Manganese and ferroalloys	186	199	—	—
. Aluminum products	327	321	60	—
. Copper	27	10	27	10
. Steel products	59	74	—	—
. Other	206	134	6	5

	5,124	4,296	1,060	403

Spare parts and maintenance supplies	2,134	2,073	872	702

	7,258	6,369	1,932	1,105

7.12- Taxes to recover or offset

	Consolidated		Parent Company
	2007	2006	2007	2006
Income tax	1,293	517	378	131
Value-added tax — ICMS	591	612	432	453
PIS and COFINS	712	618	115	53
INSS	32	24	31	22
Others	102	41	29	24

Total	2,730	1,812	985	683

Current	2,230	1,003	792	463
Non-current	500	809	193	220

	2,730	1,812	985	683

7.13- Deferred Income Tax and Social Contribution
Income of the company is subject to the normal tax system. The net balances of deferred assets and liabilities are presented as follows:

	Net Deferred
	Consolidated		Parent Company
	12/31/07	12/31/06	12/31/07	12/31/06
Tax loss carryforward	832	218	—	—

Temporary differences:
• Pension Plan	1,101	2,116	242	220
• Contingent liabilities	861	895	783	648
• Provision for losses on assets	323	402	295	328
• Goodwill from propety, plan and equipaments acquired	(8,073)	(4,319)	—	—
• Others	(1,551)	13	(472)	(311)

	(7,339)	(893)	848	885

Total	(6,507)	(675)	848	885

Current	1,084	885	611	404

Non-current	482	2,759	237	481

ASSETS	1,566	3,644	848	885

Non-current	(8,073)	(4,319)	—	—

LIABILITIES	(8,073)	(4,319)	—	—

The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated					Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
	4Q/07	3Q/07	4Q/06	2007	2006	2007	2006
Income before income tax and social contribution	4,877	6,676	5,159	28,645	17,930	22,519	14,403
Results of equity investment	574	643	144	2,405	199	(11,447)	(9,325)

	5,451	7,319	5,303	31,050	18,129	11,072	5,078

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(1,853)	(2,489)	(1,803)	(10,557)	(6,164)	(3,764)	(1,727)

Adjustments that affects the basis of taxes:

Income tax benefit from interest on stockholders’ equity	204	209	178	839	734	839	734

Fiscal incentives	63	64	75	306	318	129	33
Results of overseas companies taxed by different rates wich diference than the parent company rate	1,406	555	330	2,549	1,739	—	—
Reduced incentive rate	18	18	18	80	96	—	—
Others	(21)	10	(218)	(302)	(113)	284	(12)

Income tax and social contribution	(183)	(1,633)	(1,420)	(7,085)	(3,390)	(2,512)	(972)

The deferred assets and liabilities related to income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future.

These temporary differences will be realized upon the occurrence of the corresponding taxable events, expected to be as follows:

	Net amount of credits
Years	Consolidated	Parent Company
2008	1,084	611
2009	(359)	144
2010	(214)	144
2011	(272)	144
2012	(478)	41
2013	(432)	45
2014	(433)	45
2015	(477)	45
2016	(441)	45
2017	(4,485)	(416)

	(6,507)	848

Vale has certain tax incentives of reduction and exemption of income taxes. The incentives are calculated based on exploitation profit and are based on the production levels recognized and incentive to the defined periods of each product and expire from 2008 to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.
Vale also has also tax incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday.
In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. Vale is subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, there has been no net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.
7.14- Investments — Consolidated and Parent Company
Consolidated

			Equity results
	Investments		Quarter (Unaudited)			Accumulated
	2007	2006	4Q/07	3Q/07	4Q/06	2007	2006
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (a)	307	949	—	13	108	26	317
Shandong Yankuang International Company Ltd.	41	49	4	—	(9)	1	(9)
Henan Longyu Resources Co. Ltd.	204	239	22	19	19	89	65
Logística intermodal S/A	189	—	12	7	—	15	—
ThyssenKrupp CSA — Cia Siderúrgica (b)	686	195	—	—	—	—	—
Quadrem International Holdings Ltd. (b)	8	10	—	—	—	—	—
Jubilee Mines N.L ( b )	90	103	—	—	—	—	—
Lion Ore Mining International Ltd ( b )	—	52	—	—	—	—	—
Mirabela Nickel Ltd ( b )	51	21	—	—	—	—	—
Skye Resources Inc ( b )	139	114	—	—	—	—	—
Heron Resources Inc ( b )	42	18	—	—	—	—	—
Other	112	106	8	5	—	11	16

	1,869	1,856	46	44	118	142	389

(a)	Investment accounted for based on the equity method until December 2006, and at cost thereafter it, when this equity is dividends received. This participation valued at market price on the balance sheet date is R$822.772; and

(b)	Investments at cost.

PARENT COMPANY

		Adjusted	Adjusted net				Results of equity	Dividends
	Partici-	stockholders’	income (loss) for	Investments		investments		received
Accounted by the equity method	tion %	equity	the year	12/31/07	12/31/06	12/31/07	12/31/06	2007
ALBRAS — Alumínio Brasileiro S.A.	51.00	1,775	564	906	713	288	231	94
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	4,121	783	2,350	1,815	447	365	83
Belém — Administrações e Participações LTDA.	100.00	229	76	229	213	76	124	60
Cadam S. A.	61.48	309	(35)	190	211	(21)	—	—
Companhia Coreano-Brasileira de Pelotização - KOBRASCO	50.00	160	65	80	48	32	40	38
Companhia Hispano-Brasileira de Pelotização - HISPANOBRÁS	50.89	150	38	76	73	19	32	32
Companhia ítalo-Brasileira de Pelotização - ITABRASCO	50.90	160	40	82	65	20	26	16
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	211	44	108	85	23	42	—
Companhia Portuária da Baía de Sepetiba — CPBS	100.00	392	172	392	303	172	129	83
CVRD International S.A. (a), (e)	100.00	49,040	12,075	49,040	42,807	10,914	6,103	—
Ferro-Gusa Carajás	100.00	383	38	383	41	55	(55)	—
Ferrovia Norte Sul S.A.	100.00	739	(4)	739	—	(4)	—	—
Logística Intermodal S/A (c)	31.27	605	111	189	90	37	35	7
Minas da Serra Geral S.A. — MSG	50.00	105	11	53	53	1	5	—
Mineração Rio do Norte S.A.	40.00	592	437	236	235	175	138	135
MineraçãoTacumã Ltda	100.00	(144)	23	(144)	(182)	23	(31)	—
AFAC Mineração Tacumã Ltda	—	—	—	1,788	1,788	—	—	—
Minerações Brasileiras Reunidas S.A. — MBR (b), (e)	87.94	3,659	1,502	3,218	3,568	1,308	1,987	1,007
MRS Logística S.A. (b)	10.89	1,201	548	131	99	60	59	13
Rio Doce Manganês S.A.	100.00	538	124	538	414	124	(220)	—
Salobo Metais S.A. (d)	100.00	298	—	298	276	—	—	—
AFAC Salobo Metais S.A.	—	—	—	99	17	—	—	—
Samarco Mineração S.A.	50.00	823	972	412	451	486	499	289
Valesul Alumínio S.A. (b)	56.44	649	56	366	134	(122)	37	20
Outras				(14)	11	(230)	25	27

Accounted by the cost of acquisition
Thyssenkrupp CSA Companhia Siderúrgica				686	195	—	—	—
Usinas Siderúrgicas de Minas Gerais S.A. - USIMINAS (c)				307	949	—	317	58

				62,738	54,472	13,883	9,888	1,962

(a)	The net equity of companies located abroad is converted into local currency at rates in effect on the financial statements date. The equity method comprises the difference due to the exchange rate variations as well as participation in results;

(b)	This percentage refers only to the direct participation of Vale;

(c)	Investment in companies that were listed on stock exchanges in 2007. The market value of these investment does not necessarily reflect the value that could be realized from selling a representative group of shares;

(f)	Company in pre-operating phase; and

(e)	From the original stockholders’ equity the goodwill on subsidiaries was excluded and is mentioned on note 7.15.
7.15- Intangible
This assets refers basically to goodwill based on future results expectative.

			Goodwill amortization
	Intangible		Quarter (Unaudited)			Accumulated
	2007	2006	4Q/07	3Q/07	4Q/06	2007	2006
Intangible by segment
Iron ore and pellets (c)
Goodwill of Caemi Mineração e Metalurgia S.A (a)	4,287	4,806	(130)	—	(130)	(520)	(435)
Goodwill of incorporated companies (a)	—	51	—	(130)	—	—	—
Goodwill of Minerações Brasileiras Reunidas — MBR	328	—	(9)	(9)	—	(20)	—
Goodwill of Sociedade de Mineração Estrela do Apolo	25	25	—	—	—	—	—
Other companies (b)	8	26	(3)	(2)	(13)	(9)	(9)

	4,648	4,908	(142)	(141)	(143)	(549)	(444)
Nickel
Goodwill of Inco Limited (c)	7,366	4,624	(189)	(203)	(119)	(753)	(119)
Other rights Vale Inco	691	—	—	—	—	—	—

	8,057	4,624	(189)	(203)	(119)	(753)	(119)
Coal

Goodwill of Vale Australia (c)	129	—	(2)	—	—	(2)	—

Total consolidated	12,834	9,532	(333)	(344)	(262)	(1,304)	(563)

Intangible not recorded at the parent company	(691)	(25)	—	—	—	—	—

Total parent company	12,143	9,507	(333)	(344)	(262)	(1,304)	(563)

(a)	Merged companies (Caemi and Ferteco) — amortization of goodwill of incorporated operating companies is recorded in the cost of products sold of the Parent Company;

(b)	Goodwill not recorded in the parent company; and

(c)	Goodwill based on future results expectation (stated period of amortization of 10 years).

7.16- Property, Plant and Equipment
(a) By type of asset:

		Consolidated				Parent Company
	Average	2007			2006	2007			2006
	depreciation		Accumulated				Accumulated
	rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Lands	—	195	—	195	195	99	—	99	99
Buildings	3.65%	6,274	(355)	5,919	4,263	2,853	(843)	2,010	1,479
Installations	3.78%	21,987	(6,422)	15,565	13,569	11,721	(3,574)	8,147	6,586
Equipment	7.36%	8,739	(1,234)	7,505	5,162	3,951	(1,328)	2,623	2,106
Information technology equipment	20.00%	1,578	(767)	811	813	1,457	(665)	792	723
Railroads	3.03%	11,936	(3,941)	7,995	6,222	9,166	(3,617)	5,549	5,272
Mineral rights (note 7.4 (n))	3.25%	32,723	(8,595)	24,128	19,202	1,538	(283)	1,255	1,218
Others	7.30%	8,678	(356)	8,322	3,116	2,696	(1,145)	1,551	1,411

		92,110	(21,670)	70,440	52,542	33,481	(11,455)	22,026	18,894
Construction in progress		21,519	—	21,519	25,069	6,071	—	6,071	6,771

Total		113,629	(21,670)	91,959	77,611	39,552	(11,455)	28,097	25,665

(b) By business area:

	Consolidated
	2007			2006
		Accumulated
	Cost	depreciation	Net	Net
Ferrous
In operation	29,645	(11,514)	18,131	17,660
Construction in Progress	6,914	—	6,914	5,939

	36,559	(11,514)	25,045	23,599

Non — Ferrous
In operation	43,140	(3,578)	39,562	26,518
Construction in Progress	10,241	—	10,241	15,544

	53,381	(3,578)	49,803	42,062

Logistics
In operation	9,004	(2,598)	6,406	2,891
Construction in Progress	523	—	523	284

	9,527	(2,598)	6,929	3,175

Holdings
In operation	8,777	(3,341)	5,436	4,649
Construction in Progress	3,072	—	3,072	2,616

	11,849	(3,341)	8,508	7,265

Corporate Center
In operation	1,544	(639)	905	824
Construction in Progress	769	—	769	686

	2,313	(639)	1,674	1,510

Total	113,629	(21,670)	91,959	77,611

7.17- Loans and Financing
Current

	Consolidated		Parent Company
	2007	2006	2007	2006
Trade finance	1,007	1,842	297	1,511
Working capital	—	193	—	—

	1,007	2,035	297	1,511

Non-current

		Consolidated				Parent Company
		Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
		2007	2006	2007	2006	2007	2006	2007	2006
Foreign operations
Loans and financing in:
U.S. dollars	1)	411	444	11,472	23,423	312	374	1,081	19,323
Other currencies		114	8	379	28	10	8	18	28
Notes in U.S. dollars	2)	—	238	11,841	14,484	—	—	—	—
Export securitization		94	184	363	552	—	—	—	—
Perpetual notes		—	—	155	183	—	—	—	—
Accrued charges		499	298	—	—	33	64	—	—

		1,118	1,172	24,210	38,670	355	446	1,099	19,351

Local operations

Indexed by TJLP, TR, IGP-M and CDI		1,146	131	2,243	1,224	1,040	39	2,034	1,089
Basket of currencies		3	3	10	21	3	3	10	15
Loans in U.S. dollars		—	241	66	172	—	—	—	—
Non-convertible debentures	3)	—	—	5,916	5,917	—	—	5,500	5,558
Accrued charges		87	79	—	—	85	27	—	—

		1,236	454	8,235	7,334	1,128	69	7,544	6,662

		2,354	1,626	32,445	46,004	1,483	515	8,643	26,013

Pursuant to the acquisition of Vale Inco we carried out various financial operations to repay the initial US$14.6 billion bridge loan, used to finance the acquisition, as follows:
1)	On December, 2006, an agreement was celebrated with a bank syndicate to enter in a a pre-export finance transaction of US$6.0 billion. The transaction includes a US$5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year.

2)	On November, 2006, the Company issued US$3.75 billion with maturity of 10 and 30 years. The US$1.25 billion notes due in 2017 bear a coupon rate of 6.25% per year, payable semi-annually, and were priced with a yield to maturity of 6.346% per year. The US$2.50 billion notes due in 2036 bear a coupon rate of 6.875% per year, payable semi-annually, and were priced with a yield to maturity of 6.997% per year.

3)	On December, 2006 the Company issued in the Brazilian market non-convertible debentures in an amount of R$5.5 billion, in two series. The first series, due on November 20, 2010, R$1.5 billion, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually. The second series, due on November 20, 2013, R$4.0 billion, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded in the secondary market, through the Sistema Nacional de Debêntures (SND).

In 2007, the company settled the balance of the bridge in the amount of US$2.25 billion, US$2.1 of pre-export finance with the bank syndicate with cash availability.

Additionally, the Company liquidated US$380 of its debt.
(a)	At December 31, 2007, the consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government with a value of R$146 for which we offered counter-guarantees;

•	Securitization program of R$463; and

•	Receivables in a amount of R$578.

(b)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically maturing as follows, as of 12/31/07:

	Consolidated		Parent Company
2009	715	2%	350	4%
2010	4,462	14%	1,843	21%
2011	4,965	15%	270	3%
2012	2,135	7%	152	2%
2013 onwards	19,597	60%	6,028	70%
No due date (perpetual notes and debentures)	571	2%	—	0%

	32,445	100%	8,643	100%

(c)	Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. The Company is in full compliance with our financial covenants as of December 31, 2007.

(d)	Long-term foreign and domestic loans and financing are subject to annual interest rates (plus exchange rate and monetary variation) in 2007 as follows:

Rates	Consolidated		Parent Company
3.1 to 5%	1,369	4%	30	0%
5.1 to 7%	20,814	60%	1,459	14%
7.1 to 9%	4,331	12%	1,053	10%
9.1 to 11%	210	1%	1	0%
Over 11%	7,583	22%	7,583	76%
Variable (perpetual notes)	492	1%	—	0%

	34,799	100%	10,126	100%

(*)	Included in these amounts the convertible debentures and other loans in Reais (R$) with a remuneration equal of accumulated variation of Brazilian CDI plus spread. For these operations some derivative financial instruments were contracted in order to protect the exposure of the company to the variations of CDI to US dollars. The average cost of these operations after the contract of hedge is 5.7%.
The Company has credit lines in the amount of US$1.9 billion.

7.18- Contingent Liabilities
The Company and its subsidiaries are party to labor, civil, tax and other suits and have been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily and backed by management opinions and of the Legal Department and outside counsel.

At the Financial Statements dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies net from judicial deposits, considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, as follows:

	Consolidated		Parent Company
	12/31/07	12/31/06	12/31/07	12/31/06
a) Tax contingencies	3,269	2,218	1,805	1,404
(-) Judicial deposits	(1,346)	(1,046)	(803)	(742)

	1,923	1,172	1,002	662

b) Civil contingencies	575	565	419	378
(-) Judicial deposits	(277)	(265)	(202)	(201)

	298	300	217	177

c) Labor contingencies	937	826	757	642
d) Environmental contingencies	31	65	3	27

Total accrued liabilities	3,189	2,363	1,979	1,508

	2007	2007
Balance at the beginning of the period	2,363	1,508
Provisions, net of reversals	752	71
Payment	(56)	(45)
Monetary update	442	507
Judicial deposits	(312)	(62)

Balance at the end of period	3,189	1,979

a)	Tax Contingencies:
     The major suits are:
•	Value-Added Tax on Sales and Services (ICMS) — The contingent figure refers to the credit right of differential rates regarding the transfer of assets between company branches;

•	Services Tax (ISS) — The major claims are regarding local tax collecting disputes;

•	Tax for Social Security Financing (COFINS) — The major contingencies, related to merged companies refer to the increase of the rate from 2% to 3% between 1999 and 2000;

•	Import Duty (II) — The provision made is related to the Fiscal classification of equipment importation by merged companies;

•	Additional Compensation to harbour workers (AITP) — Amounts regarding the collection of compensation amounts for public harbour workers equalized to Private Harbour;

•	Income Tax and Social Contribution — Essentially regarding a fiscal loss compensation and negative bases of social contribution disputing the limit of 30% of taxable earnings and monetary variations of asset from merged companies; and

•	Others — Regarding dispute of tax credit compensations and basis of calculation of Finance Compensation by Exploration of Mineral Resources — CFEM.

b)	Civil Contingencies:
The civil actions are principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans, accidents and return of land.
c)	Labor Contingencies:
Labor and social security — related actions principally comprise claims for (a) payment of time spent traveling from their residences to the work-place, (b) additional health and safety related payments and (c) disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.
In addition to the contingencies for which we have made provisions, we have possible losses totaling R$4,541 (R$2,813 parent company) based on the advice of our legal counsel, it was not necessary to constitute any provision.
(b)	The company gave to its jointly controlled company Samarco a guarantee in the amount of R$1 (R$6 in 2006) related to debt guarantee to IFC, with maturity in 2008 in US$, for witch we have no counter-guarantees.

(c)	In connection with the Girardin Financing, the Company provides certain guarantees on behalf of Goro pursuant to which we guaranteed payments due from Goro of up to a maximum amount of $100 million (“Maximum Amount”) in connection with an indemnity. We also provided an additional guarantee covering the payments due from Goro of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by Goro under a lease agreement covering certain assets.

Sumic Nickel Netherlands B.V. ( Sumic), a 21% shareholder of Goro, has a put option to sell to Vale Inco 25%, 50%, or 100% of the shares they own of Goro. The put option can be exercised if the defined cost of the initial Goro project exceeds $4.2 billion at project rates and an agreement cannot be reached on how to proceed with the project.

The company provides a guarantee covering certain termination payments due from Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is as a result of a default by Goro and the date on which an early termination of the ESA were to occur. If Goro defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be 145 million euros. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

The Company expects such guarantees to be not executed and therefore no provisions for losses have been made.

(d)	At the time of our privatization in 1997, the Company issued debentures to its then-existing shareholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization shareholders, including the Brazilian Government, would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$0.01 (one cent), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder.

The accumulated sales of iron ore of the mines covered by the debentures, in the period between May 1997 and June 30, 2007, were 500 million metric tons in the Southeast System and 579 million metric tons in the North System, Carajas. In the event of the annual sales of iron ore remain equal to the level achieved in the last twelve months, the levels mentioned in the Issue Deed to start payment of premium of 1.7 billion metric tons for the Southeast and System 1, 2 billion metric tons to the North System, would be achieved in 2027 and 2015 , respectively. However, this prediction could not be confirmed and may the dates mentioned to achieve the levels of production of 1.7 billion tons (Southeast System) and 1.2 billion tons (System North) are anticipated or neglected.

We made available payment related to debentures in the amount of R$22 in 2007 and R$12 and 2006.

7.19- Provision for asset retirement obligations
Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its relations with the environment as a strategic factor, having the assumption the full compliance with applicable government and internal rules, established by its environmental management system. The Company maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 12/31/07, the provision for asset retirement obligations correspond the amount of R$1,649 (R$743 parent company), was accounted for in “Provision for asset retirement obligations” in non-current liabilities and R$114 (R$47 parent company) in “Other” in current liabilities. The Company adopts the concepts of the Accounting for Asset Retirement Obligations, as follows:
•	The asset retirement obligations are recorded as part of the cost of these assets and the counter part is the provision that will suport the expenditures;

•	The estimated costs are accounted for at the present value of the obligations, discounted using a risk free rate; and

•	The estimated costs are reviewed annually and changes in the present value are adjusted in the recorded amounts of the assets and liabilities.
7.20- Pension Plan
Since 1973 Vale has sponsored a complementary pension plan that presents a defined benefit characteristics (the “Old Plan”) covering substantially all employees, with valuation of benefits based on years of service, age, contribution salary and social security benefits completion. This plan is administered by Fundação Vale do Rio Doce de Seguridade Social — VALIA and was funded by monthly contributions made by Vale and its employees, calculated based on periodic actuarial appraisals.
In May 2000, was implemented a new complementary pension plan, with a variable contribution characteristic regarding the programmed retirement income and the risk benefits (death pension, disability retirement and health care help). At the time of launching of the “New Plan” (Plano de Benefícios — Vale Mais), it was offered to our active employees the opportunity of transferring to it. Over 98% of our active employees opted for the transference. The Old Plan continues in existence, covering almost exclusively retired participants and their beneficiaries.
Additionally the Company provides a specific group of ex-employees, covered by Resolutions 05/87 and 07/89, with supplementary benefit payments through the “Abono Complementação” plus a post-retirement medical, odontological and pharmaceutical benefit for this especific group, in an equal model of those practiced to actual employees.
Upon the acquisition of Vale Inco, were assumed commitments through pension plans with deffined benefits that cover essentially all its employees and post retirement benefits other than pensions that also provide certain health care and life insurance benefits for retired employees.
The following information details the status of the defined benefit elements of the Company plans in accordance with Deliberation CVM 371/00.
(a) Benefit plan
      The results of the actuarial valuation are presented as follows:
     Fair value of assets development

	2007			2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of assets at the begining of the year	7,483	6,386	9	6,506	—	—
Asset recognized upon consolidation of Vale Inco	—	—	—	—	6,250	9
Actual return of assets	447	131	2	1,298	416	—
Contribution from sponsor	63	631	109	55	96	—
Benefits paid	(576)	(481)	(101)	(376)	(124)	—
Effect of exchange rate changes	—	(262)	(1)	—	(252)	—

Fair value of assets at the end of the year	7,417	6,405	18	7,483	6,386	9

Changes in present value of obligations

	2007			2006
	Overfunded	Underfunded	Underfunded	Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits

Fair value of plan assets at beginning of year	5,402	7,293	2,523	4,174	—	—
Liabilities recognized upon consolidation of Vale Inco	—	214	455	—	7,735	2,618
Cost of current service	17	119	39	12	30	9
Cost of interest	588	368	127	534	98	33
Benefits paid	(576)	(481)	(101)	(376)	(126)	(33)
Plan amendment	—	7	—	—	(165)	—
Hypotheses changes	—	—	—	993	—	—
Actuarial loss	198	(64)	(220)	65	(2)	—
Effect of exchange rate changes	—	(329)	(155)	—	(277)	(104)

Fair value of plan assets at end of year	5,629	7,127	2,668	5,402	7,293	2,523

Reconciliation of assets and liabilities of the balance sheet

	Consolidated
	2007			2006
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits

Fair value of plan assets at the end of the year	(5,629)	(7,127)	(2,668)	(5,402)	(7,293)	(2,523)
Fair value of assets at the end of the year	7,417	6,405	18	7,483	6,386	9
Net gains not recognized on the balance sheet	—	—	—	—	(280)	—

Actuarial assets / (liabilities) recorded in the balance sheet	1,788	(722)	(2,650)	2,081	(1,187)	(2,514)

(*)	The Company has not recorded the actuarial asset on its balance sheet, since there is no clear evidence to its realization, as established by item 49 of NPC 26.
Investment target and composition of plan assets
The asset fair value of these plans is R$18,840 and R$13,878 at the end of 2007 and 2006, respectively. The assets allocations for the Company pension plan at the end of 2007 and 2006 and the target allocation for 2008, by asset category are as follows:

	Brazil
	Target allocation for 2008	Percentage of plan assets
Type of assets	(Unaudited)	2007	2006
Equity securities	27%	29%	28%
Real estate	6%	3%	4%
Loans	6%	4%	4%
Fixed income	61%	64%	64%

Total	100%	100%	100%

	Foreign
	Target allocation for 2008	Percentage of plan assets
Type of assets	(Unaudited)	2007	2006
Equity securities	61%	61%	61%
Fixed income	39%	39%	39%

Total	100%	100%	100%

The fixed income allocation target was established in order to match the asset with the benefit payments. The proposal for 2008 is to reestablish the investments in inflation-indexed funds. The remaining investments in fixed income will be used for the payment of short-term plan benefits.

The increase of allocation target reflects the expected appreciation of the Brazilian Stock Markets (IBOVESPA) as well as the Brazilian interest rates.

(b)	Actuarial liability

“Abono Complementação” and Health Care Plan

Refers to the responsibility of the Company to complement the retirements, pensions and health assistance related to the incentive to the disconnecting of some employees occurred between 1987 and 1989.

The results of the actuarial evaluation of this liability are as follows:

Change of fair value of assets (*)

	“Abono Complementação”
	2007	2006
Fair value of assets at the begining of the year	196	146
Actual return of assets	32	23
Contribution from sponsor	93	88
Benefits paid in the period	(62)	(61)

Fair value of assets at the end of the year	259	196

(*)	Does not apply to fair value of assets to health plan.
Change in the present value of obligations

	Health care		“Abono Complementação”
	2007	2006	2007	2006
Fair value of plan assets at beginning of year	229	183	708	584
Cost of interest	25	24	76	74
Benefits paid in the period	(21)	(14)	(62)	(61)
Hypotheses changes	—	27	—	111
Loss (Gain) on liabilities	59	9	10	—

Fair value of plan assets at end of year	292	229	732	708

Changes in assets and liabilities recognized on the balance sheet

	Health care		“Abono Complementação”
	2007	2006	2007	2006
Present value of totally or partially covered actuarial obligations	(292)	(229)	(732)	(708)
Fair value of asets	—	—	259	196
Net (gains) loss not recognized on the balance sheet	24	23	73	71

Actuarial assets and liabilities acrrued in the balance sheet	(268)	(206)	(400)	(441)

Costs recognized in the income statement

	Health care		“Abono Complementação”
	2007	2006	2007	2006
Cost of interest	25	24	76	74
Actual return of assets	—	—	(32)	(23)

Total of costs, net	25	24	44	51

(c) Sponsor contributions

	2007	2006
Benefit plan — “VALE MAIS” — income	(40)	(29)
Benefit plan — “VALE MAIS” — risk and proportional benefit	(63)	(55)
Pension plans in the foreign	(740)	(363)
Complementary value (*)	(93)	(88)
Health care plan for retired employee (*)	(21)	(14)

Total contributions	(957)	(549)

(*)	Refers to actuarial liabilities
(d)	Actuarial and economic hypotheses

All calculation includes future projections in relation to certain parameters, for example: salaries, interest, inflation, benefits from social security, mortality, invalidity and others. No actuarial results can be analyzed without knowledge of the scenarios utilized in the evaluation.

The actuarial economic hypotheses were considering the long-term for their maturity, and must be analyzed from this point of view. They not necessarily are realizable in the short-term.

The evaluation was based on the following economic hypotheses:

	2007		2006
Economic assumptions	Local pension	Foreign pension	Local pension	Foreign pension
	plans	plans	plans	plans
Discount rate	10.24% p.a.	5.21% p.a.	11.30% p.a.	5.00% p.a.
Rate expected return of assets	12.78% p.a.	7.18% p.a.	14.98% p.a.	7.50% p.a.
Rate of compensation increase — up to 47 years	7.12% p.a.	4.01% p.a.	8.15% p.a.	3.00% p.a.
Rate of compensation increase — over 47 years	4.00% p.a.	4.01% p.a.	5.00% p.a.	3.00% p.a.
Inflation	4.00% p.a.	2.00% p.a.	5.00% p.a.	1.80% p.a.
Health care cost trend rate	7.64% p.a.	6.35% p.a.	8.67% p.a.	5.05% p.a.
All assumptions were revised in 2007.
7.21- Paid-up Capital
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
At the Extraordinary Shareholders’ Meeting held on April 27, 2007 the capital stock was increased to R$28,000. The capital increase is due through capitalization of the expansion/ investment reserve in the amount of R$7,673 capitalization of the legal reserve in the amount of R$752, and capitalization of the fiscal incentives reserve in the amount of R$83 without new stock issue.
On August 30, 2007 the Extraordinary General Shareholders ´ Meeting approved the forward-stock split. Since September 2007, each existing share, both common and preferred, became two shares.
For comparative purposes, the effects of the split were considered retroactively in the calculation of net income per share presented in the statement of income.
On December 31, 2007 the total capital reaches R$28,000, corresponding of 4,919,314,116 shares, being R$17,074 divided in 2,999,797,716 commom shares and R$10,926 divided in 1,919,516,400 class “A” preferred shares, including twelve special class shares without par value.
The Board of Directors has the power, without the necessity of a statutory change, to deliberate the issue of new shares (authorized capital) including the capitalization of revenue and reserves until the authorized limit of 3,600,000,000 commom shares and 7,200,000,000 preferred shares without par value.

On 12/31/07 the Company’s capital is held as follows:

	Number of shares
Stockholders	Common	%	Preferred	%	Total	%
Valepar S.A.	1,568,588,532	52	—	—	1,568,588,532	32
Brazilian Government (National Treasury / BNDES/ INSS / FPS)	56,712	—	60,904,104	3	60,960,816	1
American Depositary Receipts — ADRs	721,535,449	25	873,934,823	46	1,595,470,272	32
FMP — FGTS	132,148,778	4	—	—	132,148,778	3
PIBB — BNDES	4,423,079	—	3,891,711	—	8,314,790	—
BNDESPar	201,157,719	7	1,457,339	—	202,615,058	4
Institutional investors in Brazilian market	69,476,186	2	296,500,708	15	365,976,894	7
Institutional investors	191,340,167	6	297,372,736	15	488,712,903	10
Retail investors in Brazilian market	54,489,054	2	355,113,835	19	409,602,889	8
Treasury stock in Brazil	56,582,040	2	30,341,144	2	86,923,184	3

Total	2,999,797,716	100	1,919,516,400	100	4,919,314,116	100

The members of the Board of Directors and Executive Board together own 127,924 common shares and 596,705 preferred shares.
On 12/31/07, the Company after the proposed appropriations of the net income for the year, the Company does not have excess profit reserves in relation to the share capital.
7.22- Resources linked to future mandatory conversion in shares
In June, 2007, the Company issued mandatory convertible notes in the amount of R$3,601, net of interest R$3,064, with maturity in 2010. The notes, pay a coupon of 5.50% a.a quarterly and the right to receive the participation of the additional equivalent for the distribution in cash paid to the ADS ´s holders. These notes were classified as a capital instrument, mainly because of the fact that there is no option, from the part of the Company or from the part of the holders to liquidate, totally or in part this operation with financial resources, being the conversion mandatory.
In alignment with the international practices and after analysis, was concluded that the Mandatory convertible notes are similar to equity notes and for this reason are recognized as a specific part of the equity, net of financial changes.
The resources linked to future mandatory conversion, net of interest, are represented by a maximum of 56,582,040 common shares are equivalent to R$2,111 and the ones represented by a maximum of 30,295,456 preferred shares are equivalent to R$926. All the shares are currently in treasury stock (see note 7.24).
7.23- ADR Program — American Depositary Receipts
The Company is registered with the United States Securities and Exchange Commission (SEC), that permits its preferred shares and common shares to be traded on the New York Stock Exchange (NYSE) as ADR — American Depositary Receipts since June, 2000 and March, 2002, respectively. As consequence of share split, each ADR was also split, maintaining thus the proportion of 1 (one) class “A” preferred share or common, traded with codes “RIOPR” and “RIO”, respectively.
For maintenance of this registration the Company also discloses its financial statements according to U.S.A. Principles — USGAAP showing a net income for 2007 of R$22,870 which has differences from the net income presented according to Brazilian Principles in respect of non-amortization of goodwill and the recognition of exchange variation of foreign investments with functional currency different from that of the parent company directly into shareholders equity.

7.24- Treasury Stock
On 06/21/06 the Board of Directors approved a buy-back program of its preferred shares, during a maximum term of 180 days. By the end of the program, 30,299,200 preferred shares have been acquired.
On 12/31/07, the Company had 56,582,040 common shares and 30,341,144 preferred shares, which are held in treasury in the amount of R$790.

Shares
	Quantity		Unit acquisition cost			Average quoted market price
Class	2007	2006	Average	Low	High	2007	2006
Preferred	30,341,144	30,341,144	43.45	41.13	45.15	39.46	44.84
Common	56,582,040	56,582,040	4.63	3.34	8.68	46.73	52.21

	86,923,184	86,923,184

7.25- Remuneration of Stockholders
In 10/31/07, Vale made available to its shareholders, in the form of interest on stockholders equity the amount of R$370,050, as additional remuneration for the year of 2006.
The total remuneration proposed to stockholders’ in 2007 was calculated as follows:

Net income for the year	20,006
Legal reserve	(1,000)
Realization of unrealized income reserve (*)	62

Adjusted net income	19,068

Mandatory dividend amount - 25% (R$0.99 per outstanding share)	4,767

Statutory dividend on preferred shares (3% of net equity, R$0.36 per outstanding share)	688

Statutory dividend on preferred shares (6% of paid-up capital, R$0.35 per outstanding share)	656

Dividends/ Interest on stockholders’ equity — Total	4,767
Antecipated dividends	(15)

Dividends/ Interest on stockholders’ equity Proposed	4,752

(*)	The realization is based on the dividends received, write-off or disposal of investments and depreciation, write-off and disposal of property, plant and equipment.

7.26- Financial Results
Consolidated

	Quarter (Unaudited)
	4Q/07			3Q/07			4Q/06
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(327)	208	(119)	(363)	(233)	(596)	(583)	(32)	(615)
Local debt	(243)	(12)	(255)	(237)	42	(195)	(74)	19	(55)
Related parties	18	(6)	12	1	—	1	(1)	—	(1)

	(552)	190	(362)	(599)	(191)	(790)	(658)	(13)	(671)
Labor, tax and civil contingencies	(70)	(189)	(259)	(37)	(142)	(179)	(61)	(20)	(81)
Derivatives, net of gain/losses (interest and currencies)	308	(36)	272	533	(25)	508	(109)	—	(109)
Derivatives, net of gain/losses (gold, aluminum, alumina, copper, nickel and platinum)	281	36	317	165	100	265	(104)	11	(93)
Call option premium	—	—	—	—	—	—	—	—	—
CPMF	(52)	—	(52)	(42)	—	(42)	(186)	—	(186)
Others	(522)	(646)	(1,168)	(418)	(187)	(605)	(308)	264	(44)

	(607)	(645)	(1,252)	(398)	(445)	(843)	(1,426)	242	(1,184)

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total
Related parties	4	(5)	(1)	3	—	3	2	—	2
Marketable securities	63	—	63	36	22	58	198	(17)	181
Others	195	1,390	1,585	25	895	920	210	20	230

	262	1,385	1,647	64	917	981	410	3	413

Financial income (expenses), net	(345)	740	395	(334)	472	138	(1,016)	245	(771)

	Accumulated
	2007			2006
		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(1,640)	711	(929)	(950)	265	(685)
Local debt	(1,039)	410	(629)	(191)	77	(114)
Related parties	16	(6)	10	(7)	—	(7)

	(2,663)	1,115	(1,548)	(1,148)	342	(806)
Labor, tax and civil contingencies	(188)	(345)	(533)	(236)	(163)	(399)
Derivatives, net of gain/losses (interest and currencies)	1,741	(81)	1,660	(33)	1	(32)
Derivatives, net of gain/losses (gold, aluminum, alumina, copper, nickel and platinum)	(42)	235	193	(283)	61	(222)
Call option premium	—	—	—	(187)	—	(187)
CPMF	(275)	—	(275)	(320)	—	(320)
Others	(2,002)	(1,725)	(3,727)	(702)	57	(645)

	(3,429)	(801)	(4,230)	(2,909)	298	(2,611)

		Monetary and			Monetary and
		exchange rate			exchange rate
	Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total
Related parties	9	—	9	9	(1)	8
Marketable securities	225	22	247	425	(65)	360
Others	562	3,689	4,251	327	171	498

	796	3,711	4,507	761	105	866

Financial income (expenses), net	(2,633)	2,910	277	(2,148)	403	(1,745)

Parent company

	Accumulated
	2007			2006
		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(276)	651	375	(489)	(105)	(594)
Local debt	(930)	288	(642)	(68)	(57)	(125)
Related parties	(1,936)	6,182	4,246	(415)	680	265

	(3,142)	7,121	3,979	(972)	518	(454)
Labor, tax and civil contingencies	(171)	(336)	(507)	(225)	(158)	(383)
	1,625	(72)	1,553	3	—	3
Derivatives, net of gain/losses (interest and currencies)
Derivatives, net of gain/losses (gold)	(74)	11	(63)	10	5	15
CPMF	(204)	—	(204)	(246)	—	(246)
Others	(1,209)	(160)	(1,369)	(311)	106	(205)

	(3,175)	6,564	3,389	(1,741)	471	(1,270)

		Monetary			Monetary
		and exchange			and exchange
	Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total
Related parties	27	(581)	(554)	71	(165)	(94)
Marketable securities	47	22	69	56	—	56
Others	30	386	416	26	217	243

	104	(173)	(69)	153	52	205

Financial income (expenses), net	(3,071)	6,391	3,320	(1,588)	523	(1,065)

7.27- Financial Instruments — Derivatives
The main market risks the Company faces are interest rate risk, exchange rate risk and commodity price risk.
These risks are managed through the use of derivative instruments. The risk management activities follow the risk management policy, which requires diversification of transactions and counter-parties. The company monitors and evaluates its overall position regularly in order to evaluate financial results and impact on the cash flow. Also periodically the credit limits are review and creditworthiness of our hedging counter-parties.
Risk Management Policy
The Company considers the effective management of risk is a key objective to support the growth strategy and the financial flexibility. In furtherance of this objective, the Board of Directors has established an enterprise risk management policy and a Risk Management Committee. Under the policy, the Company measures, monitors, and manages risk at the portfolio level, using a single framework, and considers the natural diversification of our portfolio. The market risk is hedged only when considered necessary to support the company corporate strategy or to maintain its target level of financial flexibility.
The Risk Management Committee assists the Executive Directors of the Company in overseeing and reviewing information regarding our enterprise risk management and framework, including the significant policies, procedures and practices employed to manage risk. The enterprise risk management policy is designed to promote an effective risk management system and to ensure that enterprise-level risks are reported at least quarterly to the risk management committee.
The company addresses some of the risks through the use of derivative instruments. The risk management activities follow the risk management policy, which generally prohibits speculative trading and short selling and requires diversification of transactions and counter-parties.
The Company monitors and evaluates its overall position regularly in order to evaluate financial results and impact on its cash flow. Also, periodically the credits limits are reviewed and so the creditworthiness of the hedging counter-parties.

Interest rate risk
The Company is exposed to interest rate risk on its outstanding borrowings. The floating rate debt consists principally of U.S. Dollar borrowings related to trade finance and loans from commercial banks and multilateral organizations and Real-denominated borrowings related to the debentures and the property and services acquisition financing issued in the Brazilian market. In general, our foreign currency floating rate debt is principally subject to changes in the London Interbank Offered Rate (USD LIBOR). Consequently, fluctuations in the USD LIBOR may adversely impact our cash flows. To mitigate the effects of interest rate volatility Vale makes uses of natural hedges derived from the correlation between U.S. Dollar floating interest rates and metals prices. When natural hedges are not present, the Company may opt to realize the same effect with the aid of financial instruments. Our floating rate debt denominated in Reais is mainly subject to changes in the CDI and TJLP.
The interest rate derivative transactions are entered into primarily to hedge the exposure of Brazilian Reais floating rate debt. The interest rate derivatives portfolio consists of interest rate swaps to convert Reais floating rate exposures to U.S. Dollar fixed rate exposures.
Currency risk
The Company is exposed to exchange rate risk associated with the denomination of its debt in currencies other than the Brazilian Real. On the other hand, a substantial proportion of its revenues are denominated in U.S. Dollar. This provides a natural hedge against any changes in the Brazilian Real against the U.S. Dollar. For instance, when a devaluation of the Brazilian Real occurs, the immediate negative impact on the non-Brazilian Real-denominated debt is offset over time by the positive effect of devaluation on future cash flows. In light of this framework, the Company generally does not use derivative instruments to manage the currency exposure on its long-term Dollar-denominated debt. However, derivatives may occasionally be used to minimize the effects of the volatility of the exchange rates between Reais and U.S. Dollars in the cash flow.
The cash flows are also exposed to the volatility of other currencies against the U.S. Dollar. While prices for most of our products are primarily in U.S. Dollars, a substantial portion of the costs, expenses and investments are in currencies other than the U.S. Dollar, in particular the Brazilian Real and the Canadian Dollar. In projects developed outside Brazil and Canada, the Company is also exposed to other currencies, such as the Euro, Australian Dollar and the Chinese Renminbi.
Vale has other exposures associated with our outstanding debt portfolio. The Euro exposure is associated with a credit line extended by KFW (Kreditanstalt Für Wiederaufbau). To mitigate the foreign currency risk, the company entered into currency forwards.
Product Price Risk
We are also exposed to various market risks relating to the volatility in world market prices for the following products:
•	Iron ore and pellets, which represented 42.8% of the 2007 gross consolidated revenues;

•	Nickel, which represented 29.7% of the 2007 gross consolidated revenues;

•	Manganese ore and ferroalloys, which represented 2.3% of the 2007 gross consolidated revenues;

•	Aluminum products, which represented 8.3% of the 2007 gross consolidated revenues; and

•	Copper concentrate, which represented 2.3% of the 2007 gross consolidated revenues.
Other products, such as platinum-group metals, kaolin and potash, represented a minor percentage of the consolidated revenues.
The Company does not enter into derivative transactions to hedge its iron ore, pellets, and manganese ore or ferroalloys exposure. The risk management policy permits to hedge market risk only when necessary to support the corporate strategy or maintain financial flexibility. Currently, the derivatives transactions include nickel forward purchase and sale contracts, aluminum forward contracts and options, copper options, as well as positions in gold, platinum and fuel oil derivative instruments.
The Executive Board approved the hedging of a portion of our aluminum and copper production for 2007 and 2008 to reduce cash flow risk in connection with the change in the capital structure and the significant increase in the debt position after the acquisition of Vale Inco.
Nickel — Generally derivative instruments are used to hedge the exposure to fluctuations in nickel prices. However, the company enters into LME forward purchase contracts, which are substantially offset by fixed-price customer contracts, in order to maintain exposure to nickel price risk. Also the company enters into LME forward sales contracts to minimize nickel price risk associated with purchased nickel inventories of intermediates and finished nickel products.
Aluminum — In order to manage the risk associated with fluctuations in aluminum prices, hedging transactions are made involving put and call options, as well as forward contracts. These derivative instruments allowed to establish minimum average profits for the future aluminum production in excess of the expected production costs and therefore ensure stable cash generation. However, they also have the effect of reducing potential gains from price increases in the spot market for aluminum. The policy has been to settle all commodity derivatives contracts in cash without physical delivery of product.
Copper — The Company has outstanding put option contracts, giving us the right but not the obligation to sell copper, and sells call option contracts, giving the buyer the right but not the obligation to purchase copper for time periods extending to 2008. A major part of the copper derivative position was added to our books as a result of the acquisition Vale Inco.
PGMs and other precious metals — The Company currently holds a small position in gold derivative instruments, structured to manage the risks related to gold price fluctuations, inherent from the content of gold associated with copper concentrate production. Vale enter into platinum hedging contracts in order to manage the risk associated with the volatility of platinum prices. These contracts are generally swap contracts or options and are intended to provide certain minimum price realizations for a portion of the future production of such metals. Under these swap contracts, the Company receives fixed prices for platinum and pay a floating price based on monthly average spot prices.
Fuel oil — The Company uses fuel oil swap contracts to minimize the impact of fluctuations in the prices of the energy requirements. Under these contracts, we pay fixed prices for energy and receive amounts based on monthly average spot prices.
There is an embedded derivative related to energy in the subsidiary Albras on which the Company has an unrealized gain of R$30 million as of December 31, 2007 and R$163 million as of December 31, 2006.
The asset (liability) balances and the change in fair value of derivative financial instruments are as follows :

	Consolidated
	Quarter (Unaudited)
	4Q/07
				Products by
	Interest			aluminum
	rates (libor)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 09/30/07	(2)	1,194	(74)	(320)	(653)	6	(47)	104
Financial settlement	(4)	(352)	18	29	112	46	9	(142)
Financial expenses, net	(3)	311	(12)	107	187	23	(7)	606
Monetary variations, net	—	(36)	3	11	22	(1)	2	1

Gains / (losses) unrealized on 12/31/07	(9)	1,117	(65)	(173)	(332)	74	(43)	569

	3Q/07
				Products by
	Interest			aluminum
	rates (libor)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/07	16	684	(71)	(563)	(682)	54	(46)	(608)
Financial settlement	(6)	(11)	13	55	133	(143)	7	48
Financial expenses, net	(12)	545	(19)	175	(132)	96	(10)	643
Monetary variations, net	—	(24)	3	13	28	(1)	2	21

Gains / (losses) unrealized on 09/30/07	(2)	1,194	(74)	(320)	(653)	6	(47)	104

	4Q/06
				Products by
	Interest			aluminum
	rates (libor)	Currencies	Gold	area	Copper	Nickel .	Platinum .	Total
Gains / (losses) unrealized on 09/30/06	(3)	77	(111)	(422)	6	—	—	(453)
Gains / (Losses) recognized upon consolidation of Inco	9	20	—	—	(778)	132	(47)	(664)
Financial settlement	—	(14)	14	48	(1)	(188)	—	(141)
Financial expenses, net	7	(116)	(20)	(314)	135	90	5	(213)
Monetary variations, net	—	—	2	9	—	—	—	11

Gains / (losses) unrealized on 12/31/06	13	(33)	(115)	(679)	(638)	34	(42)	(1,460)

	Consolidated
	2007
				Products by
	Interest			aluminum
	rates (libor)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/06	13	(33)	(115)	(679)	(638)	34	(42)	(1,460)
Financial settlement	(10)	(520)	65	222	458	(77)	23	161
Financial expenses, net	(10)	1,751	(30)	191	(269)	115	(33)	1,715
Monetary variations, net	(2)	(81)	15	93	117	2	9	153

Gains / (losses) unrealized on 12/31/07	(9)	1,117	(65)	(173)	(332)	74	(43)	569

	2006
				Products by
	Interest			aluminum
	rates (libor)	Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/05	(9)	2	(107)	(494)	—	—	—	(608)
Gains / (Losses) recognized upon consolidation of Inco	9	20	—	—	(778)	132	(47)	(664)
Financial settlement	4	(14)	41	224	(1)	(188)	—	66
Financial expenses, net	8	(41)	(58)	(461)	141	90	5	(316)
Monetary variations, net	1	—	9	52	—	—	—	62

Gains / (losses) unrealized on 12/31/06	13	(33)	(115)	(679)	(638)	34	(42)	(1,460)

	Parent Company
	2007
	Interest rates
	(libor)	Currencies	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/06	—	5	(69)	46	(18)
Financial settlement	—	(493)	41	(2)	(454)
Financial expenses, net	—	1,625	(28)	(46)	1,551
Monetary variations, net	—	(73)	11	—	(62)

Gains / (losses) unrealized on 12/31/07	—	1,064	(45)	(2)	1,017

	2006
	Interest rates
	(libor)	Currencies	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/05	—	2	(63)	—	(61)
Financial settlement	—	—	25	—	25
Financial expenses, net	—	3	(36)	46	13
Monetary variations, net	—	—	5	—	5

Gains / (losses) unrealized on 12/31/06	—	5	(69)	46	(18)

Non-realized gains, are registered in account Others Long Assets in an amount of R$106, R$83 and R$2 in December 31, 2007, September 30, 2007 and December 31, 2006, respectively on the consolidated and in the amount of R$51 and R$2 at December 31, 2006 and December 31, 2005 respectively to the parent company.
Final maturity dates for the above instruments are as follows:

Gold	December 2008
Interest rates (LIBOR)	December 2011
Currencies	December 2011
Aluminum products	December 2008
Copper	December 2008
Nickel	December 2009
Platinum	December 2008

7.28- Selling, Administrative, Other Operating Expenses and Non Operating Income

	Consolidated					Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
Administrative	4Q/07	3Q/07	4Q/06	2007	2006	2007	2006
Personnel	197	154	181	721	613	359	309
Services (consulting, infrastructure and others)	132	116	110	448	331	174	133
Advertising and publicity	144	59	38	275	144	266	141
Depreciation	76	71	73	288	241	218	168
Travel expenses	12	13	10	44	47	26	38
Rents and taxes	21	32	21	132	60	26	27
Community aborigine	7	4	5	19	21	19	21
Others	31	30	43	183	111	61	36
Sales (*)	179	102	121	440	384	10	8

Total	799	581	602	2,550	1,952	1,159	881

(*) Expenses with offices abroad and allowance for doubtful accounts.

	Consolidated					Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
Other operating expenses (income), net	4Q/07	3Q/07	4Q/06	2007	2006	2007	2006
Provisions for contingencies	89	38	77	249	226	105	112
Provision for loss on ICMS credits	42	68	31	127	159	57	88
Provision for profit sharing	158	70	347	537	563	347	312
Fundação Vale do Rio Doce — FVRD	11	24	26	61	47	54	38
Asset retirement obligation	—	—	264	—	264	—	178
Others	308	196	(4)	444	194	(70)	128

Total	608	396	741	1,418	1,453	493	856

	Consolidated					Parent Company
	Quarter (Unaudited)			Accumulated		Accumulated
Non operating results — gain on sale of assets	4Q/07	3Q/07	4Q/06	2007	2006	2007	2006
Usiminas	—	6	135	846	135	846	135
Gulf Investment Co. — GIIC	—	—	—	—	737	—	—
Log-In	—	38	—	454	—	454	—
Lion Ore	—	153	—	153	—	—	—
Nova Era Silicon — NES	—	—	—	—	20	—	20
Gerdau	—	—	89	—	123	—	123
Siderar	—	—	197	—	197	—	—
Others	—	—	—	5	—	—	—

	—	197	421	1,458	1,212	1,300	278
Non operating expenses from company acquired	—	—	(1,427)	—	(1,427)	—	—

Total	—	197	(1,006)	1,458	(215)	1,300	278

7.29- Concessions, Subconcessions and Leases
(a)	Railroad Companies

The Company and some companies of the Group entered with the Brazilian government, through the Ministry of Transportation, agreements for concession to exploitation and development of public rail cargo transport services and for lease of the assets used to provide this services.

The concessions periods are, for railroad:

Railroad	End of concession period
Vitória-Minas and Carajás (direct) (*)	June 2027
Malha Centro-Leste (indirect via FCA)	August 2026
Malha Sudoeste (indirect via MRS)	December 2026
Ferrovia Norte Sul S.A. (FNS)	December 2037

(*)	Concessions with no disbursement
The concessions will expire upon one of the following events: termination of the contractual term, cancellation, forfeiture, rescission, annulment and bankruptcy or extinction of the concessionaire.

Concessions, subconcessions and leasing from controlled companies are treated as operating leasing and present the following characteristics:

	FNS			FCA		MRS
1) Total installments		3			112		117
2) Frequency of payment		(*	)	Quarterly		Quarterly
3) Update index	IGP-DI FGV			IGP-DI FGV		IGP-DI FGV
4) Total installment paid		1			39		41
5) Installment current value
Concession	R$	369		R$	1	R$	2
Leasing	R$	369		R$	24	R$	44

(*)	According to the delivery of each part of the railroad.
(b)	Ports

The Company owns specialized port terminals as follow:

		End of concession
Terminal (*)	Localization	period
Tubarão, Praia Mole and Liquid Bulk Terminal	Vitória — ES	2020
Sundry Products Terminal	Vitória — ES	2020
Ponta da Madeira Maritime Terminal — Pier I and III	São LuÍs — MA	2018
Ponta da Madeira Maritime Terminal — Pier II	São LuÍs — MA	2010
Inácio Barbosa Maritime Terminal	Aracaju — SE	2012

(*)	Concessions with no disbursement.

(c)	Hydroelectric Projects

The Company develops projects of electricity generation with the aim of self-supply. The projects in which the Company has investments are:

	Concession	% Participation on
Project	beginning date	energy generation
Engenheiro José Mendes Júnior e Eliezer Batista (formely denominated Funil and Aimorés)	2000	51.00
Risoleta Neves (formely denominated Candonga)	2000	50.00
Igarapava	1998	38.15
Porto Estrela	1997	33.33
Amador Aguiar I e II (formely denominated Capim Branco I and II)	2001	48.42
Machadinho	2000	9.98
Balambano, Larona and Karebbe (*)	1978, 2000 an 2000	60.80
Estreito	2002	30.00

(*)	Participation indirect holds though Vale Inco
7.30- Effects on the Statements if Price-Level Restatement were Applied (unaudited)
The main difference between the financial statements prepared according to Corporate Legislation and those according to the price-level restatement method is due to the recognition of the net monetary restatement of permanent assets and stockholders’ equity.
The Balance Sheet and the Statement of Income by monetary restatement, at December 31, 2007 price levels were prepared shortly indexed by the IGP-M of FGV.:
BALANCE SHEET

Years ended December 31
	Consolidated		Parent Company
	2007	2006	2007	2006
Assets
Current assets	21,006	27,022	7,893	8,522
Non-Current
Long — Term Receivable	5,228	6,957	5,983	1,964
Investments	4,511	4,147	84,489	70,371
Intangible	16,432	12,066	16,704	12,960
Property, plant and equipment	123,690	100,951	39,796	34,587
Deferred charges	1,167	1,109	—	—

	151,028	125,230	146,972	119,882

	172,034	152,252	154,865	128,404

Liabilities and stockholders’ equity
Current assets	19,402	16,644	16,620	12,484
Non-Current
Income tax	5,919	761	4,234	2,830
Other	50,963	64,285	43,122	48,566
Deferred income	93	7	—	—
Minority interest	4,768	6,031	—	—
Stockholders’ equity
Paid-up capital	28,000	19,492	28,000	19,492
Capital reserves	9,408	7,019	9,408	7,019
Revenue reserves	53,481	38,013	53,481	38,013

	90,889	64,524	90,889	64,524

	172,034	152,252	154,865	128,404

STATEMENT OF INCOME

Years ended December 31
	Consolidated		Parent Company
	2007	2006	2007	2006
Operating revenues	69,809	47,914	24,154	20,383
Value Added taxes	(1,701)	(1,491)	(1,273)	(1,078)

Net operating revenues	68,108	46,423	22,881	19,305
Cost of products and services	(31,581)	(21,281)	(13,572)	(10,908)

Gross profit	36,527	25,142	9,309	8,397

Gross margin	53.6%	54.2%	40.7%	43.5%

Operating expenses, net	(2,606)	(4,355)	3,892	(2,194)

Operating profit before financial results and results of equity investments	33,921	20,787	13,201	6,203

Results of equity investments	(2,173)	(202)	12,205	9,583

Operating profit	31,748	20,585	25,406	15,786

Non operating income	1,547	(218)	1,381	285

Income before income tax and social contribution	33,295	20,367	26,787	16,071

Income tax and social contribution	(8,925)	(4,237)	(4,055)	(1,076)

Income before minority interest	24,370	16,130	22,732	14,995

Minority interest	(1,638)	(1,135)	—	—

Net income for the year	22,732	14,995	22,732	14,995

7.31- Insurance
Operational Risks
The Company has an extensive risk management program that provides coverage and protection for all its assets as well as against possible losses from production interruptions, through All Risks policy. This program includes on-site inspection and training carried out by the various risk committees constituted by the Company, its subsidiaries and associated companies. Vale tries to harmonize risks in all areas and provide single and uniform treatment, and also seeking coverage in the domestic and international markets at levels compatible with an enterprise its size.
Insurance
In order to mitigate the risks, Vale contracts many types of insurances polices, as operational risks and comprehensive general liability, risks besides a life insurance to its employees. The cover insurance of these policies are contracted in accordance with the company Risk Management Policy and are similar to the ones contracted by other mining companies. As one of the management risk instruments Vale used since 2002 a a captive reinsure that allowed us to contact insurances on competitive basis as well the direct access to the main international markets of insurance and reisuranance.
The management of insurance policies is realized in Vale with the support of the insurances committees in the operational areas of the Company that are composed by many professionals of these units.
7.32- Profit Sharing Plan
The Company’s profit sharing plan for the employees consists of a portion that is subject to the financial results measured through indicators as operating cash flow and for the achievement of the performance target of the units and individuals.
7.33- Information by segment
The informations by business segment, additionally presented, were prepared according to International Accounting rules.
The financial statements by business area are structured in accordance with the following segments: Ferrous products, Non-ferrous, Logistics, Aluminum , Steel, Corporate and other participation.

Consolidated Statement of Income by segment

Years ended December 31	In millions of reais
				Holdings				2007
	Ferrous	Non-ferrous					Corporate
	minerals	minerals	Logistics	Aluminium	Steel	Others	Center	TOTAL
Operating revenues
Sales of ore and metals	29,915	25,417	—	—	—	—	—	55,332
Transport services	—	—	3,497	—	—	—	—	3,497
Sales of aluminum-related products	—	—	—	5,529	—	—	—	5,529
Sales of steel products	—	—	—	—	1,248	—	—	1,248
Other products and services	118	182	—	18	—	461	—	779

	30,033	25,599	3,497	5,547	1,248	461	—	66,385

Vale Added taxes	(837)	(97)	(550)	(137)	—	—	—	(1,621)

Net operational revenues	29,196	25,502	2,947	5,410	1,248	461	—	64,764

Ores and metals	(10,896)	(11,918)	—	—	—	—	—	(22,814)
Transport services	—	—	(2,146)	—	—	—	—	(2,146)
Aluminum-related products	—	—	—	(3,246)	—	—	—	(3,246)
Steel products	—	—	—	—	(1,199)	—	—	(1,199)
Other products and services	(189)	—	—	(3)	—	(487)	—	(679)

Cost of products and services	(11,085)	(11,918)	(2,146)	(3,249)	(1,199)	(487)	—	(30,084)

Gross profit	18,111	13,584	801	2,161	49	(26)	—	34,680

Gross margin	62.0%	53.3%	27.2%	39.9%	3.9%	-5.6%	—	53.5%

Operational expenses

Selling and admnistrative	(1,604)	(526)	(106)	(191)	(28)	(95)	—	(2,550)
Research and development	(332)	(635)	(71)	—	—	(359)	—	(1,397)
Other operating expenses	(1,154)	(164)	(36)	(63)	(1)	—	—	(1,418)

	(3,090)	(1,325)	(213)	(254)	(29)	(454)	—	(5,365)

Operating profit (loss) before financial results and result of equity investments	15,021	12,259	588	1,907	20	(480)	—	29,315

Results of equity investments	(549)	(1,926)	15	—	26	29	—	(2,405)

Financial result	—	—	—	—	—	—	277	277

Operating profit (loss)	14,472	10,333	603	1,907	46	(451)	277	27,187

Non operating income	—	153	459	—	—	846	—	1,458

Income (loss) before income tax and social contribution	14,472	10,486	1,062	1,907	46	395	277	28,645

Income tax and social contribution	(3,569)	(2,929)	(144)	(461)	1	17	—	(7,085)

Income (loss) before minority interests	10,903	7,557	918	1,446	47	412	277	21,560
Minority interest	(76)	(864)	(2)	(613)	—	1	—	(1,554)

Income (loss) for the year	10,827	6,693	916	833	47	413	277	20,006

	2006
				Holdings
	Ferrous	Non-ferrous					Corporate
	minerals	minerals	Logistics	Aluminium	Steel	Others	Center	Total
Operating revenues

Sales of ore and metals	27,635	8,500	—	—	—	—	—	36,135
Transport services	—	—	3,405	—	—	—	—	3,405
Sales of aluminum-related products	—	—	—	5,533	—	—	—	5,533
Sales of steel products	—	—	—	—	1,478	—	—	1,478
Other products and services	55	—	—	13	—	127	—	195

	27,690	8,500	3,405	5,546	1,478	127	—	46,746

Vale Added taxes	(714)	(80)	(548)	(112)	—	—	—	(1,454)

Net operational revenues	26,976	8,420	2,857	5,434	1,478	127	—	45,292

Ores and metals	(10,632)	(3,946)	—	—	—	—	—	(14,578)
Transport services	—	—	(1,770)	—	—	—	—	(1,770)
Aluminum-related products	—	—	—	(3,013)	—	—	—	(3,013)
Steel products	—	—	—	—	(1,231)	—	—	(1,231)
Other products and services	(59)	—	—	—	—	(105)	—	(164)

Cost of products and services	(10,691)	(3,946)	(1,770)	(3,013)	(1,231)	(105)	—	(20,756)

Gross profit	16,285	4,474	1,087	2,421	247	22	—	24,536

Gross margin	60.4%	53.1%	38.0%	44.6%	16.7%	—	—	54.2%

Operational expenses

Selling and admnistrative	(1,424)	(244)	(92)	(160)	(15)	(17)	—	(1,952)
Research and development	(269)	(361)	(22)	—	—	(390)	—	(1,042)
Other operating expenses	(1,307)	(136)	—	(17)	(19)	26	—	(1,453)

	(3,000)	(741)	(114)	(177)	(34)	(381)	—	(4,447)

Operating profit (loss) before financial results and result of equity investments	13,285	3,733	973	2,244	213	(359)	—	20,089

Results of equity investments	(435)	(102)	—	—	335	3	—	(199)

Financial result	—	—	—	—	—	—	(1,745)	(1,745)

Operating profit (loss)	12,850	3,631	973	2,244	548	(356)	(1,745)	18,145

Non operating income	954	(1,427)	—	—	135	123	—	(215)

Income (loss) before income tax and social contribution	13,804	2,204	973	2,244	683	(233)	(1,745)	17,930

Income tax and social contribution	(1,931)	(805)	(144)	(427)	(79)	(4)	—	(3,390)

Income (loss) before minority interests	11,873	1,399	829	1,817	604	(237)	(1,745)	14,540
Minority interest	(33)	(301)	(278)	(497)	—	—	—	(1,109)

Income (loss) for the year	11,840	1,098	551	1,320	604	(237)	(1,745)	13,431

7.34- Social Report
The social report presents the social indicators, environmental, the functional quantitative and relevant information about the exercise of business citizenship and was prepared in accordance with the resolution of Conselho Federal de Contabilidade – CFC no. 1003. The information presented was obtained from the auxiliary records and some management information of the Company, direct and indirect subsidiaries and jointly controlled companies.

	Consolidated						Parent Company
	2007			2006			2007			2006
Basis of calculation
Gross revenue			66,385			46,746			23,029			19,874
Operating income before financial results and equity results			18,962			20,089			6,451			5,865
Gross payroll			3,995			2,025			1,098			868

		% of			% of			% of			% of
			Operating			Operating			Operating			Operating
	Amount	Payroll	income	Amount	Payroll	income	Amount	Payroll	income	Amount	Payroll	income
Labor indicators
Nutrition	185	5%	1%	150	7%	1%	128	12%	2%	91	10%	2%
Compulsory payroll charges	710	18%	4%	524	26%	3%	424	39%	7%	332	38%	6%
Transportation	116	3%	1%	109	5%	1%	81	7%	1%	63	7%	1%
Pension Plan	400	10%	2%	260	13%	1%	111	10%	2%	99	11%	2%
Health	243	6%	1%	150	7%	1%	86	8%	1%	70	8%	1%
Education	68	2%	0%	112	6%	1%	81	7%	1%	69	8%	1%
Employee profit sharing plan	606	15%	3%	563	28%	3%	508	46%	8%	312	36%	5%
Others	147	4%	1%	119	6%	1%	70	6%	1%	59	7%	1%

Total — Labor indicators	2,475	62%	13%	1,283	104%	10%	1,489	136%	23%	1,095	126%	19%

		% of			% of			% of			% of
		Operating	Net operating		Operating	Net operating		Operating	Net operating		Operating	Net operating
	Amount	income	revenue	Amount	income	revenue	Amount	income	revenue	Amount	income	revenue
Social Indicators
Taxes (excluding payroll charges)	6,127	32%	9%	5,980	30%	13%	4,265	66%	19%	2,566	44%	13%
Citizenship investments	465	2%	1%	341	2%	1%	275	4%	1%	285	5%	1%
Social actions and projects	446	2%	1%	310	2%	1%	257	4%	1%	265	5%	1%
Native community	19	0%	—	31	—	—	18	0%	0%	20	—	—
Environmental investments	761	4%	1%	474	2%	1%	366	6%	2%	317	5%	2%

Total - Social Indicators	7,353	39%	11%	6,795	34%	15%	4,906	76%	21%	3,168	54%	16%

Workforce Indicators
Number of employees at the end of the period			60,405			55,819			33,392			26,006
Number of admittances during the period			6,954			8,117			3,969			5,364

Social and environmental projects developed by the company are defined by:	( ) directors	(x) directors and managers	( ) all of employees

Occupational health and safety standards were defined by:	(x) directors and managers	( ) all of employees	( ) all + CIPA

Concerning Unions and the right to negotiate collectively and have internal representation of the employees, the Company:	(x) is not involved in	( ) follows the standards of ILO	( ) encourages and follows the ILO

The pension plan system covers:	( ) directors	( ) directors and managers	(x) all of employees

Profits sharing covers:	( ) directors	( ) directors and managers	(x) all of employees

On selecting suppliers, the same ethical standards of social and environmental responsibility adopted by the company:	( ) are not considered	( ) are recommended	(x) are required

Concerning the participation of employees in voluntary work programs, the Company:	( ) is not involved in	( ) support	(x) organizes and encourages
Social responsibility criteria to select suppliers

Besides technical and economic aspects, the Company considers legal, environment, and health and security aspects in the selection of its suppliers. From the legal point of view, it is required a regular situation on tax aspects and labour and social social security aspects. The environment aspect is verified through documments which confirm the regular situation for the suppliers with the governmental agencies, besides evidence of preservation and environment policies. The engagement with health and security is evaluated through questionary form which considers action of preventive policies . Also it is taken in consideration the performance of the suppliers with the local community. The Company contracts suppliers considering the criteria above, and also implemented “ Programa de Desenvolvimento de Fornecedores ( PDF). Promoting suppliers’s development, the PDF extends the benefits to the local community and the business of the region, supporting the socioeconomic development.

8- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended december 31, 2007							In millions of reais
							Accounting information
	Participation (%)		Assets			Liabilities and stockholders’ equity			Statement of income
				Non-current
					Investments,		Non-current
					property plant		Long-term,
					and equipment		deferred income	Adjusted		Cost of	Operating		Income tax
					and deferred		and minority	stockholders’		products and	income	Non-operating	and Social	Adjusted net
	Total	Voting	Circulante	Long-term	charges	Current	interest	equity	Net revenues	services	(expenses)	result	contribution	income (loss)
Jointly-controlled companies
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	510	1,319	1,095	480	668	1,775	2,411	(1,658)	75	(5)	(259)	564
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	801	12	4,971	483	1,181	4,121	2,709	(1,805)	36	—	(156)	783
Brasilux S.A.	100.00	100.00	4	29	—	12	—	20	—	—	(1)	—	(1)	(2)
Cadam S.A	61.48	100.00	143	45	230	30	79	309	265	(243)	(55)	—	(2)	(35)
Companhia Paulista de Ferro Ligas	100.00	100.00	69	174	2	139	96	10	—	—	10	2	(7)	5
Companhia Portuária Baia de Sepetiba — CPBS	100.00	100.00	268	6	162	45	—	392	352	(105)	12	—	(88)	172
CVRD International S.A.	100.00	100.00	9,103	53,877	46,241	6,309	46,454	56,457	21,112	(15,600)	6,759	1	(197)	12,075
CVRD Overseas Ltd.	100.00	100.00	443	363	908	1,263	36	416	3,241	(2,280)	(139)	—	—	822
Docepar S.A.	100.00	100.00	8	297	—	31	266	8	—	—	(22)	—	—	(22)
Ferro Gusa Carajás S.A.	100.00	100.00	147	1	347	111	1	383	161	(158)	35	—	—	38
Ferrovia Centro — Atlântica S.A.	100.00	100.00	318	110	1,566	142	1,980	(128)	774	(667)	(63)	—	(20)	23
Ferrovia Norte Sul S.A.	100.00	100.00	—	2	1,482	372	372	740	—	—	(5)	—	2	(4)
Florestas Rio Doce S.A.	99.90	100.00	21	27	4	21	8	24	—	—	8	—	(3)	5
Mineração Tacumã Ltda.	100.00	100.00	—	—	1,662	17	1,788	(144)	—	—	23	—	—	23
Minerações Brasileiras Reunidas S.A. — MBR (a)	92.99	92.99	908	31	4,922	404	934	4,522	3,124	(1,613)	501	19	(530)	1,502
Para Pigmentos S.A	86.17	85.57	115	11	265	142	162	87	209	(197)	(11)	—	(7)	(7)
Rio Doce Manganês S.A.	100.00	100.00	669	114	352	340	257	538	798	(533)	(129)	(22)	10	124
Rio Doce Manganèse Europe — RDME	100.00	100.00	259	53	51	138	7	218	466	(383)	(60)	5	(11)	17
Rio Doce Manganése Norway AS	100.00	100.00	180	12	55	71	75	101	327	(191)	(50)	—	(28)	58
Salobo Metais S.A.	100.00	100.00	57	—	986	3	741	298	—	—	—	—	—	—
Urucum Mineração S.A.	100.00	100.00	95	15	58	16	108	44	102	(66)	(27)	(8)	(4)	(3)
Valesul Alumínio S.A. (a)	100.00	100.00	129	85	526	61	30	649	530	(411)	(36)	2	(28)	57
Vale Australia Pty Ltd.	100.00	100.00	260	90	1,743	154	1,510	428	302	(366)	(175)	1	21	(217)
Vale Inco	100.00	100.00	8,192	136	49,783	4,647	40,614	12,849	23,244	(10,599)	(5,333)	(878)	(2,921)	3,512
Vale Overseas Ltd.	100.00	100.00	219	10,174	—	219	10,174	—	—	—	—	—	—	—

Jointly-controlled companies
Baovale Mineração S.A.	50.00	100.00	57	—	56	14	—	99	31	(5)	—	—	(3)	22
California Steel Industries, Inc.	50.00	50.00	651	11	438	210	313	577	2,496	(2,432)	(191)	—	2	(126)
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	96	48	251	155	80	160	654	(557)	6	—	(38)	65
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	196	48	135	179	50	150	655	(548)	(46)	—	(22)	38
Companhia Italo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	198	59	157	190	64	160	602	(524)	(6)	—	(32)	40
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	279	69	365	440	62	211	1,075	(963)	(41)	—	(27)	44
Minas da Serra Geral S.A. — MSG	50.00	50.00	28	28	71	2	20	105	25	(10)	(1)	—	(3)	11
Mineração Rio do Norte S.A.	40.00	40.00	144	537	944	577	455	592	1,024	(543)	2	(1)	(45)	437
MRS Logística S.A. (a)	41.50	37.86	767	296	1,918	1,011	769	1,201	2,167	(1,147)	(175)	(22)	(274)	548
Samarco Mineração S.A.	50.00	50.00	743	392	3,173	1,751	1,735	823	2,461	(1,063)	(182)	(8)	(237)	972
Observations

(a)	Includes direct and indirect participation.
Additional information of the main operational investee companies are available on the Vale website www.vale.com, investor relations.

9- Report of the Independent Accountants

De!oitte Touche Tohmatsu Av. Pres. Wilson, 231 22’, 25° e 26° andares 20030-905 - Rio de Janeiro - Rj Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br
(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT AUDITORS’ REPORT
To the Board of Directors and Stockholders of
Companhia Vale do Rio Doce
Rio de Janeiro — RJ
1.	We have audited the accompanying balance sheets of Companhia Vale do Rio Doce (“Company”), holding company and consolidated, as of December 31, 2007 and 2006, and the related statements of income, changes in stockholders’ equity, and changes in financial position Tor the years then ended, prepared under the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The audits of the financial statements for the years ended December 31, 2007 and 2006 of certain subsidiaries, which investments were accounted for by the equity method were conducted under the responsibility of other independent auditors and out opinion, in regard to these investments of the holding company as of December 31, 2007 in the amount of R$12.849 million (2006 — R$22,042 million), the earnings therefrom for the year 2007 in the amount of R$3,512 million (2006 — R$2,746 million) and related to the total assets of R$50,621 million as of December 31, 2007 (2006 — R$47,295 million) equivalent to 38% of the total assets consolidated of the Company on that date (2006 — 38%) and net operating revenues for the year ended December 31, 2007 in the amount of R$23,244 million (2006 — R$6,025 million) equivalent to 36% of the Company’s consolidated net operating revenues for the year then ended (2006 — 13%), is based exclusively on those other auditors’ reports.

2.	Our audits were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit, considering the materiality of the amounts presented, the volume of transactions and the Company’s and its investees accounting and internal control systems; (b) examining, on a test basis, the evidence supporting the amounts and disclosures in the financial statements; and (c) the evaluation of the accounting practices followed and significant estimates made by management, as well as the presentation of the financial statements taken as a whole.

3.	In our opinion, based on our audits and on the reports of the other auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia Vale do Rio Doce, holding company and consolidated, as of December 31, 2007 and 2006, the results of its operations, the changes in its stockholders,’ equity and the changes in its financial position for the years then ended, in conformity with accounting practices followed in Brazil.

4.	Our audits were conducted for the purpose of forming an opinion on the financial statements referred to in paragraph 1, taken as a whole. The statements of cash flows (holding company and consolidated), of value added (holding company and consolidated) and of labor and social indicators (holding company and consolidated), are presented for purposes of additional information on Companhia Vale do Rio Doce and are not a required part of the basic financial statements according to the accounting practices followed in Brazil. The statements of cash flows (holding company and consolidated), of value added (holding company and consolidated) and of labor and social indicators (holding company and consolidated), have been subjected to the same audit procedures as those described in paragraph 2 and, in our opinion, based on our audits and on the reports of the other auditors, this additional information is fairly presented in all material respects in relation to the financial statements for the years ended December 31, 2007 and 2006, taken as a whole.
Rio de Janeiro, February 28, 2008

DELOITTE TOUCHE TOHMATSU Independent Auditors	Marcelo Cavalcanti Almeida Accountant

10- Opinion of the Fiscal Council on the Annual Report and Financial Statements at December 31, 2007
The Fiscal Council of Companhia Vale do Rio Doce, in carrying out its legal and statutory duties, after examining the Company’s Annual Report, Balance Sheet, Statement of Income, Statement of Changes in Financial Position, Statement of Changes in Stockholders’ Equity and the respective Notes to the Financial Statements relative to the fiscal year ended December 31, 2007, and based on the opinion of the independent auditors, is of the opinion that the mentioned information, examined in accordance of applicable corporate legislation should be approved by the Annual Stockholders’ General Meeting.
Rio de Janeiro, February 28, 2008

Marcelo Amaral Moraes	Anibal Moreira dos Santos
Chairman

Bernardo Appy	José Bernardo de Medeiros Neto

11- Opinion of the Board of Directors on the Annual Report and Financial Statements at December 31, 2007
The Board of Directors of Companhia Vale do Rio Doce, after examined the Annual Report, Balance Sheet and other Financial Statements of the Company related to the fiscal year ended December 31, 2007, unanimously approved mentioned proposal.
In view of this, the Board is of the opinion that the above mentioned documents should be approved by the Annual Stockholders’ General Meeting.
Rio de Janeiro, February 28, 2008

Sérgio Ricardo Silva Rosa	Mário da Silveira Teixeira Júnior
Chairman	Vice President

José Ricardo Sasseron	Oscar Augusto de Camargo Filho
Member	Member

Sandro Kohler Marcondes	Luciano Galvão Coutinho
Member	Member

João Batista Cavaglieiri	Francisco Augusto da Costa e Silva
Member	Member

Hiroshi Tada	Jorge Luiz Pacheco
Member	Member

Renato da Cruz Gomes
Member

B- Additional Information
12- Cash generation (unaudited)
The consolidated operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion increased by dividends received) was R$33,619 in 2007 against R$22,759 in 2006, an increase of 47.7%. The effect of the consolidation of Vale Inco was of R$ 10,291 (R$ 3,183 in 2006 against R$ 13,474 in 2007).
EBITDA is not a BR GAAP measure and does not represent the expected cash flow for the periods presented and for this reason should not be considered as an alternative mesuare to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA

	Quarter (Unaudited)			Accumulated
	4Q/07	3Q/07	4Q/06	2007	2006
Operating profit — EBIT	5,056	6,985	7,080	29,315	20,089
Depreciation / amortization of goodwill	1,300	999	873	4,170	2,530

	6,356	7,984	7,953	33,485	22,619
Dividends received	75	13	4	134	140

EBITDA (LAJIDA)	6,431	7,997	7,957	33,619	22,759

Depreciation / amortization of goodwill	(1,300)	(999)	(873)	(4,170)	(2,530)
Dividends received	(75)	(13)	(4)	(134)	(140)
Equity results	(574)	(644)	(144)	(2,405)	(199)
Non operational results	—	197	(1,006)	1,458	(215)
Financial results, net	395	138	(771)	277	(1,745)
Income tax and social contribution	(183)	(1,632)	(1,420)	(7,085)	(3,390)
Minority interests	(284)	(385)	(371)	(1,554)	(1,109)

Net income	4,410	4,659	3,368	20,006	13,431

Consolidated EBITDA by segment

	EBITDA
	Quarter (Unaudited)			Accumulated
Segments	4Q/07	3Q/07	4Q/06	2007	2006

Ferrous minerals	3,741	4,353	3,665	16,087	14,706
Non-ferrous minerals	2,155	2,822	3,347	14,241	4,231

Logistics	309	418	384	1,508	1,400

Holdings

Aluminum	309	537	631	2,101	2,435

Steel	(12)	21	24	91	336

Others	(71)	(154)	(94)	(409)	(349)

	6,431	7,997	7,957	33,619	22,759

13- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Fiscal Council

Sérgio Ricardo Silva Rosa	Marcelo Amaral Moraes
Chairman	Chairman

Mário da Silveira Teixeira Júnior	Aníbal Moreira dos Santos
Vice-President	Bernard Appy
José Bernardo de Medeiros Neto
Luciano Galvão Coutinho
Francisco Augusto da Costa e Silva	Alternate
Hiroshi Tada	Oswaldo Mário Pêgo de Amorim Azevedo
João Batista Cavaglieri	Tarcísio José Massote de Godoy
Jorge Luiz Pacheco	Marcos Coimbra
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes	Executive Officers

Roger Agnelli
Advisory Committees of the Board of Directors	Chief Executive Officer and Investor Relations

Controlling Committee	Carla Grasso
Antonio José Figueiredo Ferreira	Executive Officer for Human Resources and Corporate
Luiz Carlos de Freitas	Services
Paulo Roberto Ferreira de Medeiros
Eduardo de Salles Bartolomeo
Executive Development Committee	Executive Officer for Logistics
João Moisés de Oliveira
José Ricardo Sasseron	Fabio de Oliveira Barbosa
Oscar Augusto de Camargo Filho	Chief Financial Officer and Investor Relations

Strategic Committee	Gabriel Stoliar
Roger Agnelli	Executive Officer for Planning and Business Development
Gabriel Stoliar
Luciano Siani Pires	José Carlos Martins
Mário da Silveira Teixeira Júnior	Executive Officer for Ferrous Minerals
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa	José Lancaster
Executive Officer for Copper, Coal and Aluminum
Finance Committee
Fabio de Oliveira Barbosa	Murilo de Oliveira Ferreira
Ivan Luiz Modesto Schara	Executive Officer for Nickel and Basic Metals
Luiz Maurício Leuzinger	Comercialization
Wanderlei Viçoso Fagundes
Tito Botelho Martins
Governance and Sustainability Committee	Executive Officer for Corporate Affairs and Energy
Jorge Luiz Pacheco
Renato da Cruz Gomes	Demian Fiocca
Ricardo Simonsen	Executive Officer for Technology and Management

Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department

Vera Lúcia de Almeida Pereira Elias
Chief Accountant
CRC-RJ — 043059/O-8

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: March 5, 2008	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa
Chief Financial Officer